UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

PE, 4-30-06

For the Month of April 2006

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED
(Translation of registrant's name into English)

**Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Information furnished on this Form 6-K:

1. Other Events

On April 29, 2006, O2Micro International Limited (the "Company") issued its Annual Report for fiscal year 2005, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2. Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	Annual Report for 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

May 12, 2006

By: ______________________________
Sterling Du
Chief Executive Officer

O2Micro®
Breathing Life into Mobility

O2MICRO INTERNATIONAL LIMITED

Advanced Solutions for Industry Leaders!


P2WER®
MANAGEMENT

2005 ANNUAL REPORT

NASDAQ: OIIM; SEHK: 0457 www.o2micro.com

CONTENTS

CORPORATE INFORMATION

Independent Registered Public Accounting Firm	Deloitte & Touche 12th Floor, Hung-Tai Plaza 156 Min Sheng East Road Sec 3, Taipei, Taiwan	
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California, U.S.A 94304 Hong Kong office 21st Floor, Entertainment Building 30 Queen's Road Central Hong Kong	Maples and Calder PO Box 309 GT Ugland House South Church Street, George Town, Grand Cayman Cayman Islands
Board of Directors	*Executive Directors* Sterling Du (Chairman, Chief Executive Officer) Chuan Chiung "Perry" Kuo (Chief Financial Officer) James Elvin Keim (Head of Marketing and Sales) *Independent Non-executive Directors* Michael Austin Geok Ling Goh Keisuke Yawata Lawrence Lai-Fu Lin Xiaolang Yan	
Qualified Accountant	Jane Liang (CPA)	
Joint Company Secretaries	Chuan Chiung "Perry Kuo Ngai Wai Fung (FCS and FCIS)	
Authorized Representatives	Chuan Chiung "Perry" Kuo Sterling Du Ngai Wai Fung (alternate to Sterling Du)	
Hong Kong Branch Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre 183, Queen's Road East Wanchai, Hong Kong	
Depositary for American Depositary Receipts	The Bank of New York ADR Division One Wall Street, 29th Floor New York, New York, USA 10286	
Compliance Advisor	Watterson Asia Limited 5th Floor, 8 Queen's Road Central Hong Kong	
Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road PO Box 32331 SMB, George Town Grand Cayman, Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113	

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA, USA 95054 Phone: (408) 987-5920 Fax: (408) 987-5929	4F, #150 Duenhua N. Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721
Registered office	M&C Corporate Services Limited Ugland House, P.O. Box 309 GT South Church Street, George Town Grand Cayman, Cayman Islands	
Place of business in Hong Kong registered under Part XI of the Companies Ordinance	8th Floor, Gloucester Tower The Landmark, 11 Pedder Street Central, Hong Kong	

O_2Micro Facts and Figures



Annual Revenue
$ Million
120
100
80
60
40
20
0
40.4
45.8
70.2
88.6
92.2
105.6
'00
'01
'02
'03
'04
'05



Annual R&D Expenditures as a Percentage of Revenue
$ Million
% of Revenue
30
25
20
15
10
5
0
35%
25
15
5
0
24.0%
31.3%
27.0%
21.7%
22.0%
24.1%
9.7
14.3
18.9
19.2
20.3
25.4
'00
'01
'02
'03
'04
'05



Net Income
$ Million
% of Revenue
16
14
12
10
8
6
4
2
0
18%
15
12
9
6
3
0
16.5%
12.3%
15.3%
14.9%
15.3%
7.7%
6.6
5.6
10.7
13.2
14.1
8.1
'00
'01
'02
'03
'04
'05



Annual Income From Operations
$ Million
14
12
10
8
6
4
2
0
5.8
5.0
10.7
13.6
12.9
8.9
'00
'01
'02
'03
'04
'05



$
Annual Earnings Per ADS[1] (Diluted)
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
0.21
0.16
0.27
0.33
0.35
0.2
'00
'01
'02
'03
'04
'05



$
Annual Earnings Per Share (Diluted)
0.007
0.006
0.005
0.004
0.003
0.002
0.001
0
0.0042
0.0032
0.0054
0.0066
0.007
0.0041
'00
'01
'02
'03
'04
'05



Cash Flow From Operations
$ Million
16
14
12
10
8
6
4
2
0
3.1
9.5
9.5
14.8
14.1
11.1
'00
'01
'02
'03
'04
'05



Shareholders Equity
$ Million
180
160
140
120
100
80
60
40
20
0
47.9
128.4
135.1
154.7
170.8
175.9
'00
'01
'02
'03
'04
'05

(1) ADS (American Depository Share) is equal to 50 ordinary shares

O$_2$Micro Quarterly Facts and Figures


$ Million
Quarterly Revenue
30
25
20
15
10
5
0
19.3
20.9
23.2
25.2
22.2
24.1
22.1
23.8
23.3
25.6
28.0
28.6
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05


Earnings Per ADS[1] (Diluted)
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0
0.04
0.06
0.10
0.13
0.10
0.10
0.08
0.07
0.05
0.07
0.07
0.01
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05

(1) ADS (American Depository Share) is equal to 50 ordinary shares

Company Background

Founded in April 1995, O$_2$Micro® develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

O$_2$Micro International maintains an extensive portfolio of intellectual property with 4,712 patent claims granted worldwide as of April 18, 2006, and over 5,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the website at **www.o2micro.com**.

O_2Micro®
Breathing Life into Mobility

To Our Shareholders

By almost every measure fiscal 2005 has been an outstanding year for O_2Micro. This marks the company's 11th consecutive year of revenue growth, and 7th consecutive year of profitability. We are pleased with the record performance of O_2Micro in 2005.

Revenue grew to a record high level with net sales for fiscal year 2005 reaching $105.6 million, an increase of 14% over $92.2 million for the previous year. Net income was $8.1 million.

As the company continues to focus on growth with products that contribute high value to customers and have high barriers to entry for competition, we have furthered confirmed our commitment to grow Research and Development. In 2005 the Company invested $25.4 million in R&D committing 24% of its revenue in its future growth.

Targeting the Computer, Consumer, Industrial and Communications markets with its broad portfolio of products and an unequaled depth of intellectual property O_2Micro provides proprietary high performance power management and security solutions.

The Computer market continues to require more performance with less power consumption. O_2Micro's system level expertise and analog-mixed signal IC design skills provide superior cost-effective system level performance. O_2 incorporates more functionality into its proprietary products providing more value to our customers.

The Consumer market, fueled by the accelerating acceptance by consumers of attractively priced LCD TV, LCD monitors, and portable hand held devices is continuing to rapidly expand. O_2Micro's integrated circuits, including display backlight inverters and power management units, provide the high performance solutions needed by these products. O_2Micro's revenue to the Consumer market increased in each quarter of 2005, just as it did in 2004.

O_2Micro products for the Industrial application offer reliability over an extended temperature range. Currently O_2 supplies products for automotive applications in North America and Japan.

With two families of security systems products, O_2 has now entered The Communications market. SifoWorks ™, IPSec VPN-Firewall, is well suited for organizations with up to 20,000 users and the Succendo ™, SSL-VPN Gateway, is well suited for organizations with up to 2,000 users.

As its supply chain partners concentrate into China, O_2 has initiated a strategic program to focus its exposure in the Asian-pacific markets. An integral part of this program is to recruit and develop a talented employee base. This is being accomplished through an innovative scholarship programs and joint laboratory research at leading Universities in China.

In addition to serve employees, vendors and customers, plans were made during 2005 for the listing of shares on the Hong Kong Stock Exchange (SEHK). With strong links with China and other economies in South-east Asia, Hong Kong has developed into an important international financial center. Hong Kong's financial markets operate under effective and transparent regulations, which meet international standards The trading of O_2Micro shares under the symbol (0457) began March 2, 2006. This is in addition to O_2Micro securities trading in NASDAQ (OIIM) and CSX, Cayman Stock Exchange (OIIM).

We are proud of our accomplishments and want to thank our shareholders, customers, employees, partners, and suppliers for their continued commitment and confidence in O_2. We anticipate continued demand for our, products that bring innovative power management and security solutions to electronic devices in our focus markets of Computer, Consumer, Industrial and Communications and we look forward to another year of continued growth and success in 2006.

Thank you for your continued support.

Sterling Du
Chairman of the Board and
Chief Executive Officer

FINANCIAL HIGHLIGHTS

CONSOLIDATED BALANCE SHEETS

(in Thousand U.S. Dollars, Except Per Share Amounts)

	December 31, 2004	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 56,320	$ 46,375
Restricted cash	1,887	5,605
Short-term investments	63,768	55,653
Accounts receivable, net	9,431	11,460
Inventories	11,231	15,943
Prepaid expenses and other current assets	4,202	6,655
Deferred tax assets	289	10
Total current assets	147,128	141,701
LONG-TERM INVESTMENTS	11,781	16,898
LAND, PROPERTY AND EQUIPMENT, NET	10,758	23,319
RESTRICTED ASSETS	13,873	14,492
OTHER ASSETS	1,656	3,245
TOTAL	$185,196	$199,655
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes and accounts payable	$ 3,635	$ 5,760
Income tax payable	3,751	3,907
Accrued expenses and other current liabilities	6,641	13,394
Deferred tax liabilities	388	698
Total current liabilities	14,415	23,759
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preference shares at $0.00002 per value per share; Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share; Authorized - 4,750,000,000 shares; Issued- 1,959,403, 100 shares and 1,967,824,350 shares as of December 31, 2004 and 2005	39	39
Treasury stock - 15,030,000 shares as of December 31, 2005	-	(3,296)
Additional paid-in capital	139,581	141,532
Accumulated other comprehensive loss	(110)	(1,118)
Retained earnings	31,271	38,739
Total shareholders' equity	170,781	175,896
TOTAL	$185,196	$199,655

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31, 2004	2005
NET SALES	$92,196	$105,552
COST OF SALES	37,403	40,741
GROSS PROFIT	54,793	64,811
OPERATING EXPENSES		
Research and development	20,260	25,421
Selling, general and administrative	16,348	20,279
Patent litigation	5,334	10,174
Total operating expenses	41,942	55,874
INCOME FROM OPERATIONS	12,851	8,937
NON-OPERATING INCOME (EXPENSES)		
Interest income	1,455	2,824
Impairment loss on long-term investments	-	-
Gain on sale of long-term investments	340	-
Foreign exchange gain (loss), net	648	(443)
Hong Kong Stock Exchange listing expenses	-	(2,460)
Other, net	262	323
Total non-operating income	2,705	244
INCOME BEFORE INCOME TAX	15,556	9,181
INCOME TAX EXPENSE	1,472	1,034
NET INCOME	14,084	8,147
OTHER COMPREHENSIVE INCOME (LOSS)		
Translation adjustments on subsidiaries	714	(238)
Unrealized gain (loss) on available-for-sale securities	(303)	(770)
Total other comprehensive income (loss)	411	(1,008)
COMPREHENSIVE INCOME	$14,495	$ 7,139
EARNINGS PER SHARE:		
Basic	$0.0072	$ 0.0042
Diluted	$0.0070	$ 0.0041

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

Our net sales have grown from US$92.2 million in 2004 to US$105.6 million in 2005. This increase in net sales was due primarily to the introduction of new products, higher unit shipments of our existing products and expansion of our customer base. We have continued to diversify our customer base and market focus by providing new products to the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew from US$41.9 million in 2004 to US$55.9 million in 2005. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel.

Our net income was US$14.1 million in 2004 and US$8.1 million in 2005. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of US$38.7 million as of December 31, 2005.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We also use independent assembly suppliers for the production of our systems security solutions products.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in Hong Kong, Singapore, Taiwan, and the United States, as well as one distributor in Japan. In the years ended December 31, 2004 and 2005, we continued to experience increased sales to customers in China.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

FACTORS THAT AFFECT OUR RESULTS OF OPERATIONS

Demand for consumer electronics and computer products

The majority of our net sales is generated from sales of our products used in liquid crystal display (LCD) monitors, LCD televisions and notebook computers. As a result, changes in demand for these products affect our results of operations. The markets for these products have experienced strong growth in the past, driven primarily by the consumer preference toward thinner and larger displays and mobile computing. Although these trends have increased the demand for our products, there can be no assurance that such trends will continue.

Technology migration and new products

Due to rapid technological advances in the semiconductor industry, and frequent new product introductions by our customers and our competitors, our success depends in part on our ability to develop and introduce new products in a timely manner. As a result, we continue to actively develop new products that have improved features and can achieve broad commercial acceptance. In addition, the price of integrated circuit products tends to decline over the product's life cycle as the current generation of integrated circuits is replaced by next-generation products. Price erosion is usually faster in digital integrated circuits compared to analog and mixed-signal integrated circuits, because analog and mixed-signal integrated circuits are relatively more difficult to replace given the physical layout and electrical characteristics of their circuits. We also work closely with customers to identify their future product needs and establish engineering priorities for new product design and development. We intend to continue to leverage our analog and mixed-signal design expertise to develop products with longer life cycles.

Manufacturing costs

As a fabless semiconductor company, we rely on third-party foundries to manufacture our integrated circuits. We also rely on third-party assembly and testing service providers to assemble, package and test our integrated circuits prior to shipping. Our cost of sales includes the cost of these assembly, packaging and testing services and the cost of integrated circuits. Our cost of sales accounted for approximately 40% of our net sales for each of the years ended December 31, 2004 and 2005. In general, the cost of foundry services depends on prevailing wafer costs, which in turn depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization. We continue to undertake efforts to reduce our cost of sales by developing long-term relationships with third-party foundries and service providers to achieve better pricing, improving our product designs and deploying more advanced product and manufacturing process technologies.

Research and development expenditures

Research and development is a high priority for us. As at December 31, 2005, we had 420 design engineers, representing more than 65% of our total workforce. In 2004 and 2005, we spent 22.0% and 24.1% of our net sales in research and development expenditures, respectively. We believe that these ratios are higher than those for many of our peers in the industry. We have expanded our research and development operations in the PRC substantially over the last few years and, as at December 31, 2005, have more than 258 design engineers located in various facilities in the PRC. We intend to continue to strengthen our design capabilities in China. Higher research and development expenditures increase the cost of our operations and there can be no assurance that such expenditures will enable us to develop better products than our competitors.

Patent litigation

Patent litigation expenses relating to our legal proceedings against Monolithic Power Systems, Inc. ("MPS") and other companies in the United States and Taiwan also affect our results of operations. These expenses primarily consist of the fees of external legal counsel and consultants. We also incur patent litigation expenses defending lawsuits brought against us. As of December 31, 2005, we have deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the courts in Taiwan in connection with our applications for preliminary injunctions and provisional attachments on the alleged breaches of our patents. These deposits in the form of Taiwan government bonds, certificate of deposits and cash are deposited with the Taiwan courts and are accounted for as restricted assets on our balance sheet. If we lose our lawsuits, we could forfeit some or all of these deposits and face additional penalties as well. We expect to continue to incur patent litigation expenses in future, and such expenses might fluctuate. To date, other than the deposit of court bonds, we have not made any provisions with respect to these patent litigations based on our consultation, from time to time, with our external counsels and technical experts on the probability that a contingent loss may be incurred as result of these litigations.

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these markets in the third and fourth quarter of each year, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

CRITICAL ACCOUNTING POLICIES

Revenue recognition and accounts receivable allowances

We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management's judgments regarding the collectibility of those fees.

For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors' sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment.

We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectability.

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-lived assets

We evaluate the recoverability of property, plant and equipment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and the remaining economic lives of the property, plant and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse effect on our results of operations.

Income taxes

Our income taxes are accounted in accordance with SFAS No. 109, "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Legal contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No.5, "Accounting for Contingencies", should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

We have elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and comply with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the ordinary shares of our Company (the "Shares") and the exercise price of the stock option.

At the end of June 2005, our Board approved the acceleration of the vesting of options with exercise prices greater than US$17.00 (pre-split basis). Our Board evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on our market value. In addition, these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

However, had the compensation expense for these options been determined on the basis of the fair values under SFAS No. 123, we would have had to record a proforma charge of approximately US$1.8 million as the remaining expense associated with accelerating the vesting of these options. Please refer to Note 2 of the Accountants' Report which appears on pages 45 to 50 of this annual report for further details.

Treasury stock

We cancel all shares repurchased under our share repurchase plan. Accordingly, the excess of the purchase price over par value will be allocated between additional paid-in capital and retained earnings based on the average issue price of the shares repurchased. Shares that are repurchased and cancelled are not counted as part of our issued share capital.

Patent costs

Patent costs are costs incurred in connection with securing patents, including attorney fees, and are capitalized and amortized over five years. We did not acquire any patents from third parties during the period from 2002 to 2005. For the years ended December 31, 2004 and 2005, we expensed the patent costs incurred in those periods with respect to technologies developed in-house due to the uncertainty in the future applications of the related patents.

Research and development costs

Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

Years ended December 31, 2004 and 2005

The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

	Year ended December 31,	
	2004	2005
	%	%
Consolidated Statement of Operations Data:		
Net sales	100.0	100.0
Cost of sales	40.6	38.6
Gross profit	59.4	61.4
Operating expenses:		
Research and development	22.0	24.1
Selling, general and administrative	17.7	19.2
Patent litigation	5.8	9.6
Total operating expenses	45.5	52.9
Income from operations	13.9	8.5
Non-operating income - net	2.9	0.2
Income tax expenses	1.6	1.0
Net income	15.2	7.7

The following table sets forth the breakdown of our net sales by product category in each of 2004 and 2005:

	Year Ended December 31,	
	2004	2005
	(US$000)	(US$000)
Integrated Circuits:		
Analog	55,268	87,657
Mixed-signal	9,736	6,484
Digital	27,109	11,305
Systems Security Solutions	—	45
Licensed Intellectual Property	83	61
Total	92,196	105,552

Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2005 were US$105.6 million, an increase of US$13.4 million or 14.5% from US$92.2 million for the year ended December 31, 2004. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2004 to 2005. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products in 2005 were US$87.7 million, an increase of US$32.4 million or 58.6% from US$55.3 million in 2004. In 2005, net sales from our digital integrated circuit products were US$11.3 million, a decrease of US$15.8 million or 58.3% from US$27.1 million in 2004, which resulted primarily from a change in product mix with increased focus on proprietary digital integrated circuit products for notebook computers that were less established in the market. In 2005, net sales from our mixed-signal integrated circuit products were US$6.5 million, a decrease of US$3.2 million or 33.4% from US$9.7 million in 2004, which primarily resulted from a continuing shift in the notebook computer industry to the use of analog designs for such products.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2005 was US$64.8 million, an increase of US$10.0 million or 18.3% from US$54.8 million for the year ended December 31, 2004. This increase was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2005 increased to 61.4% from 59.4% for the year ended December 31, 2004 due to increased sales of our higher margin products, which include all of our products other than standard CardBus controller and power switch products. Standard CardBus controller and power switch products are lower margin products because the technology used in these products has become commoditized in our industry. Our other products, which use our proprietary technologies, are more complex with enhanced features, thereby allowing us to command a higher margin on these products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2005 were US$25.4 million, an increase of US$5.1 million or 25.5% from US$20.3 million for the year ended December 31, 2004. This increase reflected the increased hiring of design engineers in the PRC resulting from our increased operations in this market and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 24.1% for the year ended December 31, 2005, an increase from 22.0% for the year ended December 31, 2004. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were US$20.3 million, an increase of US$4.0 million or 24.1% from US$16.3 million for the year ended December 31, 2004. This increase was primarily due to additional hiring of sales, operations and administrative personnel in Taiwan and the PRC, increased sales commissions relating to higher sales and increased professional fees to external auditors. As a percentage of net sales, selling, general and administrative expenses were 19.2% for the year ended December 31, 2005, an increase from 17.7% for the year ended December 31, 2004. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

Patent Litigation Expenses. Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the year ended December 31, 2005 were US$10.2 million, an increase of US$4.9 million or 90.7% from US$5.3 million for the year ended December 31, 2004. This increase was primarily due to trial preparation work for the MPS trial in June 2005 and increased activity in other litigation matters. As a percentage of net sales, patent litigation expenses were 9.6% for the year ended December 31, 2005, an increase from 5.8% for the year ended December 31, 2004. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future.

Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") listing expenses, foreign exchange transaction gains and losses and the gain on sales of long-term investments and cash dividend received on investment in shares of stock. Non-operating income-net was US$244,000 for the year ended December 31, 2005, decreasing from US$2.7 million for the year ended December 31, 2004, reflecting an accrual for Stock Exchange listing expenses of US$2.5 million and a foreign exchange loss of US$443,000 offset by more interest earned on our cash and cash equivalents and short term investments.

Income Tax Expenses. Income tax expenses were approximately US$1.0 million for the year ended December 31, 2005, compared to US$1.5 million for the year ended December 31, 2004. This decrease was primarily due to an accrual of approximately US$658,000 for Taiwan income tax due on imported products as of December 31, 2004, which was reversed and applied as a credit on our income tax due in the year ended

December 31, 2005, and a decrease in our income before income tax as a result of an accrual for Stock Exchange listing expenses of US$2.5 million in December 2005. The accrual and reversal related to our application on May 24, 2004 to the Taiwan Customs Authority for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. We had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on our tax return for the years ended December 31, 2003 and 2004. However, a rectification of the Taiwan Customs Authority's records usually cannot be made after six months have elapsed, in which case the understated cost of the imported goods reported to the customs officials would have been deemed to be the actual cost, and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. We therefore accrued the provision for income tax of US$658,000 based on our estimate of the most probable impact on income tax as at December 31, 2004. As we have addressed the design flaw in the customized report that was submitted to the Taiwan Customs Authority, we have confirmed that there was no need to make a similar accrual for Taiwan income tax in 2005. Adding back the Stock Exchange listing expenses of US$2.5 million to our income before income tax and excluding the impact of the reversal of approximately US$658,000 on our income tax expenses, our effective income tax rate for 2005 would have been 14.5%. Our effective tax rate was 11.3% for the year ended December 31, 2005, compared to 9.5% for the year ended December 31, 2004.

Net income. As a result of the above factors, our net income was US$8.1 million for the year ended December 31, 2005, a decrease of US$6.0 million from US$14.1 million for the year ended December 31, 2004. Our net income as a percentage of net sales decreased to 7.7% for the year ended December 31, 2005 from 15.2% for the year ended December 31, 2004. This decrease was primarily due to an increase in our patent litigation expenses over the same period for the reasons set out above and an accrual for Stock Exchange listing expenses of US$2.5 million in December 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of December 31, 2005, cash and cash equivalents and short-term investments were US$102.0 million.

Operating activities

Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$14.1 million and US$11.0 million for the years ended December 31, 2004 and 2005, respectively.

The decrease between 2004 and 2005 was mainly due to an increase of US$2.7 million in prepaid expenses and other current assets, an increase of US$2.0 million in accounts receivable and an increase of US$4.7 million in inventories. The increase in prepaid expenses and other current assets resulted primarily from a prepayment of approximately US$3.0 million to a foundry provider, Asia SinoMOS Semiconductor Inc., to ensure our foundry capacity allocation with such provider. The increase in accounts receivable was mainly due to increased sales to customers on credit. The increase in inventories was mainly due to increased production in anticipation of growth in sales and longer production lead times for the manufacture of our integrated circuits by our foundry providers. The decrease in net cash from operating activities was partially offset by an increase of US$5.6 million in accrued expenses and other current liabilities and an increase of US$2.1 million in notes and accounts payable. The increase in accrued expenses was mainly due to an accrual for litigation expenses and an accrual for Stock Exchange listing expenses. The increase in notes and accounts payable was primarily due to increased production in anticipation of growth in sales and expenses related to certain research and development projects.

Investing activities

In 2005, we had a net cash outflow from investing activities of US$19.3 million as compared to a net cash outflow of US$25.2 million in 2004. This decrease in net cash used in investing activities between 2004 and 2005 was principally due to a net sale of US$6.6 million in short-term investments in 2005 as compared to a net purchase of US$11.0 million in 2004 and a decrease of US$306,000 in restricted assets in 2005 as compared to an increase of US$1.9 million in 2004. This decrease was partially offset by an increase of US$5.8 million in the net purchase of long-term investments, an increase of US$14.9 million in the purchase of fixed assets and an increase of US$5.5 million in restricted cash and other assets in 2005. The increase in restricted cash and other assets was mainly due to an increase in time deposits pledged to a bank for the issuance of letters of credit to purchase certain testing equipment and an increase in the amount of court bonds deposited with the Taiwan courts for preliminary injunctions and provisional attachments.

Financing activities

Net cash inflow from our financing activities in 2004 was US$0.9 million, primarily due to the exercise of stock options and issuance of Shares under our 1997 Stock Plan, 1999 Stock Incentive Plan and 1999 Employee Stock Purchase Plan (the "Existing Equity Incentive Plans"), which was partially offset by the repurchase of our Shares under a share repurchase program. Net cash outflow from our financing activities in 2005 was US$2.1 million, primarily due to the repurchase of our Shares and American depositary shares under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and warrants and issuance of Shares under our Existing Equity Incentive Plans.

Working capital

The Directors believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this document. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

DIVIDEND POLICY

Dividend policy

We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future. As our business continues to grow, we intend to continue to invest the profits generated from our operations to implement our future plans. If we declare dividends in the future, the form, frequency and amount of such dividends will depend on our earnings and financial position, our results of operations, our capital needs, our plans for expansion and other factors we deem relevant. The declaration and payment of dividends will be determined at the sole discretion of our directors, subject to the requirements of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Distributable reserves

We have been advised that "profits" as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of December 31, 2005, we had no funds reserved for distribution to our shareholders.

Contingent liabilities

As at the close of business on December 31, 2005, we did not have any material contingent liabilities.

CAPITAL EXPENDITURES

Capital expenditures are used to purchase property, plant and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the years ended December 31, 2003, 2004 and 2005, our total capital expenditures amounted to US$1.7 million, US$8.4 million and US$14.9 million, respectively.

CONTRACTUAL OBLIGATIONS

The table below describes our contractual obligations as of December 31, 2005:

	Total	2006	2007	2008	2009
	(in thousands of U.S. dollars)				
Operating Lease Commitments	1,334	1,009	204	121	0
Purchase Commitments	486	486	0	0	0
Licenses, Maintenance and Support	1,020	279	247	247	247
Total	2,840	1,774	451	368	247

LONG-TERM INVESTMENTS

We have made the long-term investments described below, and may make additional investments in these or other companies in the future. Our current investment strategy is to make small strategic investments in companies involved in our supply chain for the manufacture of our products or that provide products that are used in conjunction with our products by our mutual customers. We do not intend to have significant share ownership in, or active participation in the management of, these companies in which we have made strategic investments. The purpose of our investments is to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and the quality of services provided to us.

As of December 31, 2005, our long-term investments were as follows:

Investee Company	Type of Company	Date of Investment	Size of Investment	Approximate percentage of voting power (%)
X-FAB[(1)]	Semiconductor Foundry	July 2002	US$5.0 million	2.39%
360 Degree Web Ltd.[(2)(3)]	Developer of intelligent security software solutions	January 2003 January 2005	US$1.8 million US$235,000	19.52%
GEM Services, Inc.[(1)]	Semiconductor assembly and testing service provider	August 2002	US$500,000	1.07%
Etrend Hightech Corporation[(1)]	Semiconductor, assembly and testing service provider	December 2002 July 2003 March 2004	US$500,000 US$147,000 US$313,000	11.20%
Asia SinoMOS Semiconductor Inc.[(1)]	Semiconductor foundry	January 2005	US$5.0 million	9.69%
Silicon Genesis Corporation[(1)]	Developer of silicon products and other engineered multi-layered structures for integrated circuits	December 2000	US$500,000	0.09%
CSMC[(1)]	Semiconductor Foundry	August 2004	US$4.5 million	2.62%
Philip Ventures Enterprise Fund	Fund Management Company	November 2005	S$1,000,000	10.8%

Notes:

1. *One of our current suppliers or service providers.*
2. *We sold 1,000,000 of our shares in 360 Degree Web Ltd. in March 2004 and recognized a gain of US$340,000. As of December 31, 2005, we held an aggregate of 2,264,102 shares of preferred stock in such company.*
3. *360 Degree Web Ltd. sells certain software to several of our customers which is used in connection with our products.*

As at the date of this annual report, we held less than 20% of the shareholding interest in each of our long-term investments.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2005, we held approximately US$35.4 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the years ended December 31, 2004 and 2005, we experienced a foreign exchange gain of approximately US$648,000 and a foreign exchange loss of approximately US$443,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our commitment to grow research and development, our anticipation that the consumer market will continue to rapidly expand, our anticipation of continued demand for our products and continued growth and success in 2006; our intention to bring some of the more critical semiconductor testing activities in-house; our intention to continue to leverage our analog and mixed-signal design expertise to develop products with longer life cycles; our intention to continue to strengthen our design capabilities in China; our expectation to continue to develop innovative technologies; our expectation that selling, general and administrative expenses and patent litigation expenses will continue to increase and fluctuate; our belief that cash balances will be sufficient to meet our capital requirements for at least the next 12 months; our anticipation that we will not pay dividends in the foreseeable future; our intention not to have significant share ownership in, or active participation in the management of, companies in which we have made strategic investments; our ability to develop products in a timely manner to meet customer demands, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross profits, our efforts to reduce costs and expenses, our expectations regarding outcome of litigation matters, and our statements regarding the effect of adoption of certain accounting policies. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Sterling Du, aged 46, has served as our chief executive officer and chairman of our Board since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O_2Micro, Inc. Mr. Du received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Science degree in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung "Perry" Kuo, aged 46, has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a Director since March 1999, as secretary since October 1999 and as a Class I Director since June 2001. Mr. Kuo received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Business administration degree from the Rotterdam School of Management, Erasmus University in The Netherlands.

James Elvin Keim, aged 62, has served as a Director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a Bachelor of Science degree in engineering from Iowa State University, a Master of Science degree in electrical engineering and a Master of Business administration degree from the University of Illinois.

Independent non-executive Directors

Michael Austin, aged 70, has served as a Director since October 1997 and as a Class III Director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. He serves as a director of Scottish Re, a public company. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Geok Ling Goh, aged 64, has served as a Director since January 2000, as a member of the audit committee since August 2000 and as a Class I Director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as a director on the boards of Sembcorp Industries Ltd., Venture Corporation Ltd., DBS Group Holdings Ltd. and DBS Bank Ltd. He is also the chairman of Sembcorp Marine Ltd and serves as Trustee of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

Lawrence Lai-Fu Lin, aged 55, has served as a Class II Director and member of the audit committee since June 2003. Mr. Lin is now the Chairman of the Compensation Committee. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as Corporate Supervisor for a Taiwan company, Tex Year Industries Inc. He graduated from Taipei Vocational Commercial School in 1969.

Keisuke Yawata, aged 71, has served as a Director since October 1999, as a member and the chairman of the audit committee since August 2000 and July 2001, respectively, and as a Class III Director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the chief executive officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. He received a Bachelor of Science degree in electrical engineering from Osaka University in Osaka, Japan and a Master of Science degree in electrical engineering from Syracuse University.

Xiaolang Yan, aged 59, has served as a Class III Director since July 2005. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China' s National Integrated Circuit Talent Education Program and the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his Bachelor of Science and Master of Science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

Senior management

Ivan Chang, aged 43, has served as our vice-president, finance since February 2003. He also served as our controller from July 1999 until February 2003. Mr. Chang received a Bachelor of Science degree in Accounting from Soochow University and a Master of Science degree in Accounting Information from University of Maryland, College Park.

Johnny Chiang, aged 48, has served as our vice-president, logistics and backend since February 2003. He also served as our director of operations from March 1999 to February 2003 and our operations manager from November 1997 to March 1999. Mr. Chiang received a Bachelor of Science degree in Industrial Engineering from Chung Yung University.

Jane Liang, aged 37, is a fellow of the Association of Chartered Certified Accountants and a member of the Chinese Institute of Certified Public Accountants. Prior to being appointed our Qualified Accountant, Ms. Liang held positions as a senior finance manager with Bausch & Lomb (Shanghai) Trading Co. and as an accounting supervisor with Exxon Chemical (Shanghai) Trading Co. Ms. Liang holds a masters and a Bachelors degree in Philosophy from Fudan University.

DIRECTORS' REPORT

Directors

The Directors of our Company as at the date of this annual report are as follows:

Executive Directors
Sterling Du
Chuan Chiung "Perry" Kuo
James Elvin Keim

Independent non-executive Directors
Michael Austin
Geok Ling Goh
Lawrence Lai-Fu Lin
Keisuke Yawata
Xiaolang Yan

Details of each member of the Board are set out in the "Directors and Senior Management" section on pages 19 to 20 of this annual report.

Our Company has received annual confirmation from each of the independent non-executive Directors of his independence pursuant to Rule 13.13 of the Listing Rules and our Company is satisfied of their independence.

Directors' Service Contracts

None of the Directors has a service contract with our Company which is not determinable by our Company within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts of significance

No contracts of significance subsisted during or at the end of the financial year in which a Director is or was materially interested.

Directors' Interests in Shares and Underlying Shares

As at December 31, 2005, there was no interest or short position of any of our Directors or chief executive officer in any of our, or our associated corporation's, (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong (the "SFO")) shares, underlying shares or debentures required to be recorded in the register maintained by us under Section 352 of the SFO, or notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO as we were not listed on the Stock Exchange on that date.

We became a listed company in Hong Kong on March 2, 2006. As at the date of this annual report, the interests or short positions of our Directors and chief executive officer in any of our, or our associated corporation's, (within the meaning of Part XV of the SFO) shares, underlying shares or debentures which were required to be recorded in the register maintained by us under Section 352 of the SFO, or notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO are as follows:

Name of Director	Name of Corporation	Nature of interest	Total number of Shares	Approximate percentage interest in the Company [9]
Sterling Du	O_2Micro International Limited	Personal Interest[1]	116,085,000	5.94%
		Interest of Child under 18	29,907,500	1.53%
Chuan Chiung "Perry" Kuo...	O_2Micro International Limited	Personal Interest[2]	18,687,500	0.96%
James Elvin Keim	O_2Micro International Limited	Personal Interest[3]	15,844,400	0.81%
		Corporate Interest[3]	10,420,000	0.53%

Michael Austin	O2Micro International Limited	Personal Interest[4]	4,450,000	0.23%
Geok Ling Goh	O2Micro International Limited	Personal Interest[5]	3,400,000	0.17%
Keisuke Yawata	O2Micro International Limited	Personal Interest[6]	3,375,000	0.17%
Lawrence Lai-Fu Lin	O2Micro International Limited	Personal Interest[7]	3,000,000	0.15%
Xiaolang Yan	O2Micro International Limited	Personal Interest[8]	3,000,000	0.15%

Notes:

1. *Mr. Du beneficially owns 107,992,500 Shares. In addition, Mr. Du holds options to purchase an aggregate of 38,000,000 Shares, if fully exercised. As at the date of this document, none of these options has been exercised.*
2. *Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 12,750,000 Shares, if fully exercised. As at the date of this document, none of these options has been exercised.*
3. *Mr. Keim and his spouse jointly and beneficially own 94,400 Shares. Mr. Keim holds options to purchase an aggregate of 15,750,000 Shares, if fully exercised. As at the date of this document, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 10,420,000 Shares.*
4. *Mr. Austin has been granted options to purchase an aggregate of 4,450,000 Shares, if fully exercised. As at the date of this document, none of these options has been exercised.*
5. *Mr. Goh has been granted options to purchase an aggregate of 3,400,000 Shares, if fully exercised. As at the date of this document, none of these options has been exercised.*
6. *Mr. Yawata beneficially owns 653,500 Shares. In addition, Mr. Yawata holds options to purchase an additional 2,721,500 Shares, if fully exercised. As at the date of this document, none of these options has been exercised.*
7. *Mr. Lin has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As at the date of this document, none of these options has been exercised.*
8. *Mr. Yan has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As at the date of this document, none of these options has been exercised.*
9. *The above percentage figures are calculated based on our issued and outstanding share capital as at the date of this report without taking into account any Shares which may be issued under our Existing Equity Incentive Plans, the 2005 Share Option Plan and 2005 Share Incentive Plan.*

Substantial Shareholders' Interests in Shares and Underlying Shares

As at December 31, 2005, there was no interest or short position of persons, other than our Directors and chief executive officer, in our shares and underlying shares required to be notified to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of any other member of the Group as we were not listed on the Stock Exchange on that date.

As at the date of this report, based on the most recent filings with the U.S. Securities and Exchange Commission, the interests or short positions of persons, other than our Directors and chief executive officer, in our shares and underlying shares as required to be notified to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of any other member of the Group are as follows:

Name of Substantial Shareholder	**Nature of interest**	**Total number of Shares**	**Approximate percentage Interest in our Company**
Wasatch Advisors, Inc.	Beneficial owner	333,911,750	17.09
Fidelity Management & Research Company	Beneficial owner	286,780,450	14.68
Capital Research and Management Company	Beneficial owner	194,750,000	9.97

Pre-emptive rights

There are no pre-emptive or similar rights under Cayman Islands law or our Memorandum and Articles of Association which would oblige us to offer new shares on a pro-rata basis to its existing shareholders.

Major customers and suppliers

For the year ended December 31, 2005, sales to our largest customer accounted for 8.3% of our net sales and the aggregate sales to our top five customers represented 30.4% of our net sales.

For the year ended December 31, 2005, our five largest suppliers accounted for approximately 76.2% of our total purchases, while our largest supplier accounted for approximately and 31.1% of our total purchases.

None of the Directors or their respective associates or, as far as the Directors are aware, any other shareholders owning more than 5% of our share capital were interested in any of our five largest suppliers and customers.

Sufficiency of public float

We have maintained a sufficient public float since the date of our listing on the Stock Exchange.

Re-purchase of listed securities

During the year ended December 31, 2005, we repurchased an aggregate of 20,420,000 Shares on the following dates and at the following purchase prices:

Date of Purchase	Total Number of Shares	Purchase Price per Share
March 18, 2005	1,250,000	US$0.1950
March 21, 2005	750,000	US$0.1963
March 22, 2005	1,500,000	US$0.2001
April 11, 2005	370,000	US$0.1931
April 13, 2005	750,000	US$0.1954
April 18, 2005	770,000	US$0.1891
November 30, 2005	500,000	US$0.2341
December 1, 2005	750,000	US$0.2384
December 2, 2005	900,000	US$0.2366
December 5, 2005	1,250,000	US$0.2354
December 6, 2005	500,000	US$0.24
December 8, 2005	1,250,000	US$0.2307
December 9, 2005	1,500,000	US$0.2288
December 12, 2005	1,000,000	US$0.2237
December 13, 2005	1,500,000	US$0.22
December 16, 2005	1,500,000	US$0.1988
December 19, 2005	80,000	US$0.178
December 20, 2005	1,200,000	US$0.20
December 21, 2005	100,000	US$0.2006
December 23, 2005	1,000,000	US$0.2045
December 27, 2005	500,000	US$0.20
December 28, 2005	750,000	US$0.1995
December 30, 2005	750,000	US$0.203
Total Number of Shares Repurchased in 2005	20,420,000	

Pension schemes

We have a savings plan that qualifies under Section 401(k) of the United States Internal Revenue Code of 1986 (the "U.S. Internal Revenue Code") and is a defined contribution plan. Each year, participating employees may contribute to the savings plan up to the U.S. Internal Revenue Service annual statutory limit amount of pretax salary.

There is no matching by our Company of employee contributions to the savings plan and our Company has not made any contributions to the savings plan since its inception. There is no pension cost charged to our Company's income statement with respect to the savings plan in 2005. An employee who terminates employment with our Company (1) is entitled to a complete return of all amounts contributed by such employee to the savings plan or (2) may "roll-over" such contributions to another qualified plan. There are no vesting or other requirements which an employee must fulfill in order to be entitled to return or "roll-over" of amounts contributed to the savings plan upon termination of employment.

Our Company does not maintain any defined benefit plan.

Equity Based Plans

1999 Employee Stock Purchase

The following is a summary of the principal terms of the 1999 Employee Stock Purchase Plan (the "ESPP") which was adopted by our Board and Shareholders in October 1999 and amended in October 2005.

(a) *Purpose of the ESPP*

The purpose of the ESPP is to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business.

(b) *Who may join*

All employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in the ESPP, subject to a 10-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impracticable their participation in the ESPP will not be eligible to participate.

(c) *Number of securities available for issue under the ESPP*

As at the date of this annual report, an aggregate of 21,523,150 shares are available for issuance under the ESPP, representing approximately 1.1% of our issued share capital.

(d) *Individual Limit*

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to options and purchase rights granted by us under the ESPP (or any other of our share incentive plans) to an employee (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options and purchase rights to exceed 1% of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

The maximum number of Shares that any employee may purchase under the ESPP during a purchase period is 100,000 Shares. The U.S. Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

(e) *Purchase Rights*

The ESPP is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions.

The ESPP will designate offer periods, purchase periods and exercise dates. Offer periods (and purchase periods) are 3 months in duration and commence on each February 1, May 1, August 1 and November 1. Exercise dates are the last day of each purchase period.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right will automatically be exercised at the end of the purchase period during which authorized deductions are to be made from the pay of participants and credited to their accounts under the ESPP. When the purchase right is exercised, the participant's withheld salary is used to purchase Shares. Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay and shall commence on the first day of each offer period.

Upon termination of a participant's employment relationship, the payroll deductions credited to such participant's account during the offer period but not yet used to exercise the option will be returned to such participant or, in the case of his/her death, to the person or persons entitled and such participant's option will be automatically terminated.

(f) *Administration of the ESPP*

The Board or a committee designated by the Board (the "Administrator") administers the ESPP. The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. Unless otherwise specified by the Administrator, there is no performance target that needs to be achieved by the participant before a purchase right can be exercised nor any minimum period for which a purchase right must be held before a purchase right can be exercised.

(g) *Purchase Price*

The price per Share at which Shares are purchased under the ESPP will be expressed as a percentage not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right (which is the commencement of the offer period) or (ii) 90% of the fair market value of the Shares on the date the purchase right is exercised. We have obtained from the Stock Exchange a waiver from strict compliance with Listing Rule 17.03(9) relating to the discounted exercise price of option grants under the ESPP. We requested the waiver on the basis of the following reasons: the ESPP satisfies all other requirements of Chapter 17 of the Listing Rules except that the exercise price for the purchase of Shares will be at a discount to the market price of the underlying Shares on the date of grant; the ESPP is a plan designed to provide tax benefits to our U.S. employees; the price per Share at which Shares are to be purchased under the ESPP will be not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right, or (ii) 90% of the fair market value of the Shares on the date that the purchase right is exercised; the ESPP operates as a savings-related share purchase plan which enables employees to purchase Shares through payroll deduction; all of our employees who meet certain minimum work and hour requirements are eligible to participate in the ESPP; notwithstanding the fact that the plan is designed for U.S. tax benefit purposes, all employees are eligible to participate in the ESPP; and that we propose to maintain the listing of our Shares on the Nasdaq and the ESPP satisfies the requirements of the tax regulations in the U.S.

(h) *Period of the ESPP*

Unless terminated sooner, the ESPP will terminate ten years after its initial adoption.

2005 Share Option Plan

The following is a summary of the principal terms of the 2005 Share Option Plan (the "SOP") adopted by us on March 2, 2006.

(a) *Purpose of the SOP*

The purpose of the SOP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b) *Who may join*

The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the "Options") may be granted.

(c) *Number of securities available for issue under the SOP*

As at the date of this annual report, an aggregate of 98,590,500 shares are available for issuance under the SOP, representing approximately 5.1% of our issued share capital.

(d) *Share options*

Each option shall be designated as an Incentive Share Option or a Non-Qualified Share Option. Subject to the terms of the SOP, the Administrator shall determine the provisions, terms and conditions of each Option. Such terms and conditions shall be specified in written agreements evidencing the grant of the Option (an "Option Agreement").

An Incentive Option is an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Internal Revenue Code. A Non-Qualified Share Option is an option which is not intended to qualify as an Incentive Share Option. Non-Qualified Share Options may be granted to employees, Directors and consultants. The terms of Incentive Share Options must comply with specific requirements set forth under Section 422 of the U.S. Internal Revenue Code. For example, Incentive Share Options are subject to restrictions with respect to the exercise price of the option, the transferability of the option and holding periods applicable to the shares acquired upon exercise of an Incentive Share Option. Also, Incentive Share Options may be granted only to our employees or the employees of our parent or subsidiary. As a result of satisfying such requirements, Incentive Share Options are eligible for preferential treatment under United States income tax rules.

(e) *Individual Limit*

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to Options granted by us under the SOP (or any other of our share incentive plans) to an employee, Director or consultant who receives an Option (a "Grantee") (including both exercised and outstanding options) in any 12 month period, may not exceed 1% (or 0.1% in the case of an "independent non-executive director" as the term is used in the Listing Rules) of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options to exceed 1% (or 0.1% in the case of an "independent non-executive director") of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

(f) *Exercise of* Option

An Option shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SOP and specified in the Option Agreement. An Option shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Option Agreement by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been made.

(g) *Administration of the SOP*

The Administrator shall be responsible for the administration of the SOP. Unless otherwise specified by the Administrator, there is no amount payable upon receipt of an Option, performance target that needs to be achieved by the participant before an Option can be exercised nor any minimum period for which an Option must be held before an Option can be exercised (subject to any applicable vesting schedule for the Option).

(h) *Exercise Price*

The exercise price for an Incentive Share Option granted to an employee who, at the time of the grant of such Incentive Share Option, owns shares representing more than 10% of the voting power of all classes of shares of our Company or any parent or subsidiary of our Company shall not be less than 110% of the greater of (1) the fair market value (as defined in the SOP) per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant. No amounts are payable upon receipt or acceptance of an Incentive Share Option by an employee.

The exercise price for an Incentive Share Option granted to an employee other than an employee described above shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

The exercise price for a Non-Qualified Share Option shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

(i) *Period of the SOP*

The SOP shall continue for a term of 10 years from the date of our listing on the Stock Exchange unless terminated earlier.

The term of each Option shall be as stated in the Option Agreement, provided however, that the term of an Option shall be no more than 10 years from the date of grant of that Option. However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns Shares representing more than 10% of the voting power of all our classes of shares or the shares of our parent or subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant of that Option or such shorter term as may be provided in the Option Agreement. The specified term of any Option shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Option.

2005 Share Incentive Plan

The following is a summary of the principal terms of the 2005 Share Incentive Plan (the "SIP") adopted by us on March 2, 2006.

(a) *Purpose of the SIP*

The purpose of the SIP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b) *Who may join*

The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the "Awards") may be granted (the "Grantee").

(c) *Number of securities available for issue under the SIP*

As at the date of this annual report, an aggregate of 75,000,000 shares have are available for issuance under the SIP, representing approximately 3.8% of our issued share capital.

(d) *Awards*

The Administrator may award any type of arrangement to a Grantee that is not inconsistent with the provisions of the SIP and that by its terms involves or might involve the issuance of restricted Shares, cash, dividend equivalent rights, restricted Share units or stock appreciation right ("SAR") or similar right with a fixed or variable price related to the fair market value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more event, or the satisfaction of performance criteria or other conditions. Each Award shall be designated in a written agreement evidencing the grant of an Award (the "Award Agreement").

An SAR entitles the Grantee to receive an amount in cash (or Shares) equal to the excess, if any, of the fair market value of a Share at the time of exercise of the SAR over the base appreciation amount. A dividend equivalent right entitles the Grantee to receive cash compensation measured by the dividends paid with respect to a Share. Restricted Shares are transferred to the Grantee either at a specified price or for no consideration, but the Shares are nontransferable and subject to the restriction that the Shares must be returned to the employer (or sold back at the original price) if the Grantee terminates service prior to a specified time. Typically, a portion of the total restricted Shares becomes vested, i.e., freed of restrictions, annually over a period of years. In connection with the issuance of restricted Share units, units are granted (for no consideration) that do not represent any actual ownership interest in the company. The units granted correspond in number and value to a specified number of Shares. No actual Shares are issued. The units may be subject to forfeiture provisions to replicate the treatment of restricted Shares. The units can ultimately be paid in cash or Shares.

(e) *Limit of the SIP*

Subject to the terms of the SIP, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 75,000,000. In addition, a right entitling a Grantee to compensation measured by dividends paid with respect to ordinary shares (a "Dividend Equivalent Right") shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the SIP.

(f) *Purchase Price*

The purchase price, if any, for an Award shall be as follows:

(1) in the case of SARs, the base appreciation amount shall not be less than 100% of the fair market value per Share on the date of grant; and

(2) in the case of restricted Shares, the Shares may be transferred to the Grantee either at a specified price or for no consideration;

(3) in the case of restricted Share units, the units are transferred to the Grantee for no consideration; and

(4) in the case of dividend equivalent rights, the rights are transferred to the Grantee for no consideration.

(g) *Administration of the SIP*

The Administrator shall be responsible for the administration of the SIP. An Award shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SIP and specified in the Award Agreement. An Award shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made.

(h) *Period of the SIP*

The SIP shall continue for a term of 10 years from the date of our listing on the Stock Exchange unless terminated earlier.

The term of each Award shall be as stated in the Award Agreement, provided however that the term of an Award shall be no more than 10 years from the date of grant of the Award.

Existing Equity Incentive Plans

The Existing Equity Incentive Plans were terminated as of our listing on the Stock Exchange. All awards granted under those plans prior to such date remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted from and after such listing date under such plans.

Particulars of Outstanding Options

As at December 31, 2005, particulars of outstanding options granted to our Directors, consultants and employees under our Existing Equity Incentive Plans are as follows:

As at February 15, 2006, particulars of outstanding Existing Options granted to our (1) Directors, (2) senior management, (3) consultants and (4) employees are as follows:

Category	Total number of grantees in category	Number of Shares under outstanding Existing Options	% of total issued share capital	Exercise Period	Exercise Price (per Share)
Directors of our Company[(1)]	8				
Sterling Du		38,000,000	1.94	10/31/2001-12/30/2015	US$0.2036–US$0.2878
Chuan Chiung "Perry" Kuo		12,750,000	0.65	04/30/2001-12/30/2015	US$0.1808–US$0.3494
James Elvin Keim		15,750,000	0.81	04/30/2001-12/30/2015	US$0.162–US$0.3494
Michael Austin		4,450,000	0.23	10/16/1997-10/31/2011	US$0.0017–US$0.2878
Geok Ling Goh		3,400,000	0.17	01/21/2000-10/31/2011	US$0.13–US$0.2878
Keisuke Yawata		2,721,500	0.14	10/31/2001-10/31/2011	US$0.2878
Lawrence Lai-Fu Lin		3,000,000	0.15	06/30/2003-06/30/2013	US$0.3226
Xiaolang Yan		3,000,000	0.15	12/30/2005-12/30/2015	US$0.2036
Senior Management of our Company	2				
Ivan Chang		2,470,400	0.13	10/28/1999-12/30/2015	US$0.1175–US$0.4836
Johnny Chiang		4,800,000	0.25	03/11/1999-12/30/2015	US$0.01–US$0.4836
Consultants of our Company[(1)]	21	7,481,650	0.38	10/28/1999-10/31/2013	US$0.1300–US$0.4262
Employees of our Company[(2)]	642	216,629,600	11.09	04/30/1997-01/31/2016	US$0.0006–US$0.4836
Total number of Shares under outstanding Existing Options		**314,453,150**			

Notes:

1. None of these consultants is a connected person of the Company.

2. Includes grantees who are no longer employees of the Company.

No consideration was paid or is payable for the grant of any of the existing options.

Disclosure under Rules 13.11 to 13.19 of the Listing Rules

The Directors have confirmed that they are not aware of any circumstances which would give rise to disclosures under Rules 13.11 to 13.19 of the Listing Rules.

CORPORATE GOVERNANCE REPORT

We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

This report sets out information in respect of our compliance with the Code on Corporate Governance Practice (the "Code") contained in Appendix 14 and the Code of Conduct for securities transactions by the Directors (the "Model Code") contained in Appendix 10 of the Listing Rules since the date of our listing on the Stock Exchange on March 2, 2006.

CODE OF CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

The Board

Our Company is headed by a Board of eight Directors, five of whom are independent non-executive Directors. Information on their backgrounds and experiences has been set out on pages 19 to 20 of this annual report.

The Board is responsible for establishing broad corporate policies and for overseeing our overall performance. The Board reviews significant developments affecting us and acts on matters requiring its approval. The other responsibilities of the Board include the following:

(i) formulating and approving our overall business strategies, objectives, business plans, policies and investment proposals as well as monitoring and supervising management's performance; and

(ii) monitoring the execution of our strategies and overseeing our operating and financial performance.

The Board is supported by two committees, the audit and compensation committees. Each committee has its own responsibilities, powers and functions. The chairmen of the respective committees report to the Board regularly and make recommendations on matters discussed when appropriate.

The Board of Directors held 7 meetings in 2005, of which Mr. Du attended 7 meetings; Mr. Kuo attended 7 meetings; Mr. Keim attended 7 meetings; Mr. Austin attended 7 meetings; Mr. Goh attended 7 meetings; Mr. Lin attended 7 meetings; Mr. Yawata attended 7 meetings and Mr. Yan, who has been a Director since July 2005, attended 4 meetings, which constituted all of the meetings after July 2005. The audit committee held five meetings in 2005, of which the members, Messrs. Goh, Lin and Yawata, attended all five meetings. The compensation committee held one meeting in 2005, which both members, Messrs. Austin and Lin, attended.

Chairman and Chief Executive Officer

Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. After considering the relevant principle of Code Provision A.2.1 of the Code and examining our management structure, the Board is of the opinion that Board decisions are collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. Throughout the year under review, each Board meeting was attended by not less than two-thirds of the Directors. Further, there is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual.

In addition, as five of the eight members of the Board are non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

Board composition

The Board currently comprises eight Directors, of whom three are executive Directors and five are independent non-executive Directors, representing more than one-third of the Board. Each member of the Board has different professional abilities and backgrounds and is well-experienced in their respective fields. There are no financial, business, family or other material relationships among our Board members.

We post the latest list of directors and biographical information on each director on our website at www.o2micro.com.

Appointments, re-election and removal

The Board has established procedures addressing the nominating process, identification and evaluation of candidates for Directors and for the appointment of new Directors. The independent non-executive Directors perform the functions of a nominating committee to suggest and screen candidates for the position of Director. In considering candidates for Director, the independent non-executive Directors will review individuals from various disciplines and backgrounds. Qualifications to be considered include broad experience in business, finance or administration; familiarity with national or international business matters; familiarity with our industry or prominence and reputation.

In accordance with our Articles of Association, we have divided our Board into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of Directors or as nearly equal in number as the then total number of Directors permits. The Directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of Directors whose terms expire at that annual general meeting shall be elected for new three year terms.

Our Articles of Association allow or shareholders, by special resolution, to remove any director before the expiration of his or her term of office notwithstanding anything in the Articles or in any agreement with the directors (but without prejudice to any claim for damages under any such agreement). Further, our directors have the power at any time to appoint any person to become a director, either to fill a vacancy or as an addition to the existing directors, except that the total number of directors may not exceed the number fixed in accordance with our Articles. We have currently set the number of directors at not less than five or more than nine persons, but a majority of our shareholders may, by ordinary resolution, increase or reduce the limits on the number of directors.

Responsibilities of Directors

Each Director received a comprehensive training session on the requirements of the Code prior to our listing on the Stock Exchange on March 2, 2006, and will receive subsequently such briefing and professional development as necessary to ensure that he has a proper understanding of our operations and business and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and our business and governance policies. Following our listing on the Stock Exchange on March 2, 2006, the Directors will comply with their obligations under the Model Code.

Supply of and access to information

In respect of regular board meetings, and so far as practicable in all other cases, our policy prior to listing on the Stock Exchange on March 2, 2006 was to provide at least four days notice prior to a meeting. Following our listing on the Stock Exchange on March 2, 2006, in respect of regular board meetings, our policy is to provide at least fourteen days notice prior to such a meeting and to provide at least four days notice for other meetings. As far as practicable, an agenda and accompanying board papers are delivered in full to all directors at least three days before the intended date of a board meeting.

We supply the Board and its committees with adequate information in a timely manner to enable it to make informed decisions.

Remuneration of Directors and Senior Management

The level and make-up of remuneration and disclosure

We have established a compensation committee, comprising Lawrence Lai-Fu Lin and Michael Austin. The Chairman of the compensation committee is Lawrence Lai-Fu Lin.

The responsibilities of the compensation committee include, among other things:

(i) annually reviewing and approving our goals and objectives relating to, and evaluating the performance of and determining and approving the compensation to be paid to the chief executive officer including long-term incentive compensation;

(ii) annually reviewing and making recommendation to the Board with respect to compensation for executive officers other than the chief executive officer;

(iii) administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the employees and consultants; and

(iv) reviewing and making recommendations to the Board regarding executive compensation philosophy (including determining the compensation of our executive officers), strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for our executive officers in view of our corporate performance and goals.

The compensation committee takes several factors into consideration when deciding on the compensation of our executive officers. Such factors include (a) the market median relative to a group of peer companies, (b) the performance of our Company, and (c) the work done by each executive officer.

Prior to our listing on the Stock Exchange, the compensation committee held one meeting in 2005 at which it determined the executive Directors' entire compensation package, approved the independent non-executive directors' board fees, committee fees and retainers as well as a cash bonus plan for executive officers. The compensation committee also approved an amended and restated charter for the committee in 2005. Going forward, the compensation committee will meet at least twice a year.

Accountability and Audit

Financial Reporting

In accordance with the U.S. Sarbanes-Oxley Act of 2002 and the requirements of the Nasdaq National Market, in fulfilling its oversight responsibilities, the audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

Internal controls

We have implemented a system of internal controls to provide reasonable assurance that our assets are safeguarded, proper accounting records are maintained, appropriate legislation and regulations are complied with, reliable financial information is provided for management and publication purposes and that investment and business risks affecting us are identified and managed.

Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls. In addition, to achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal controls over financial reporting. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

In connection with the audit of our financial statements for the three years ended December 31, 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a "reportable condition" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in our internal controls that, in our auditor's judgment, could adversely affect our ability to record, process and report financial data consistent with the assertions of management in the financial statements. The "reportable condition" was our determination that certain volatility assumptions used to compute the fair value of employee stock compensation for pro forma financial disclosure in the footnotes to our financial statements for 2001, 2002 and 2003 were inappropriate. Accordingly, in consultation with the audit committee and our independent accountants, we restated these pro forma amounts in an amended Form 20-F that was filed with the US Securities and Exchange Commission for the fiscal year ended December 31, 2003. This change did not impact our consolidated financial position, results of operations, or cash flows for any of the periods presented.

In 2005, we devoted significant resources to improve our internal controls, including appointing Grant Thornton LLP as a consultant to help review our existing stock option plans and employee stock purchase plan. In addition, in order to enhance our accounting personnel resources and technical accounting expertise, we appointed PricewaterhouseCoopers in Taipei to provide quarterly training sessions for our internal accountants with regard to the U.S. GAAP and SEC reporting requirements and International Financial Reporting Standards. We are also actively seeking to recruit personnel with specific experience in handling U.S. reporting issues.

Audit Committee

We have established an audit committee, comprising Keisuke Yawata, Geok Ling Goh and Lawrence Lai-Fu Lin. The Chairman of the audit committee is Keisuke Yawata.

The audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

The other responsibilities of the audit committee include, among other things:

(i) appointing, evaluating, compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent audit team and pre-approving all non-audit services to be provided by the independent auditor;

(ii) reviewing the annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information and other material written communications between the independent auditors and management, and any deficiency in, or suggested improvement to, the procedures or practices employed by us as reported by the independent auditors in their annual management letter;

(iii) reviewing and overseeing the independence of the independent auditors, including a review of management consulting services and related fees, and obtaining a formal statement delineating all relationships between us and the independent auditors;

(iv) providing oversight and review of our asset management policies;

(v) reviewing any significant changes required in the independent auditors' audit plan or auditing and accounting principles; any difficulties during the course of the audit, the effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on our financial statements; and any other matters related to the conduct of the audit;

(vi) reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;

(vii) establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, potential violations of law and questionable accounting or auditing matters; and

(viii) overseeing compliance with the requirements of the US Securities and Exchange Commission, the rules and regulations of the Nasdaq for disclosure of independent auditor's services and audit committee members and activities and with other specified laws and regulations.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed the audited financial statements for the year ended December 31, 2005 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The audit committee held five meetings in 2005 at which it, among other things, reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the audit committee under general accepted auditing standards. In addition, the audit committee has discussed with the independent auditors' independence from management and our Company.

During 2005, the fees paid to our external auditors amounted to HK$6,950,000, of which HK$4,443,000 related to non-audit related service.

Delegation by the Board

Management functions

The Board is responsible for formulating and approving our business strategies, objectives, policies and plans. It is also responsible for monitoring the execution of our strategies and overseeing our operating and financial performance.

The Board has delegated to Sterling Du the power to make and sign all agreements and contracts which he may consider necessary or expedient, provided that he cannot without the consent of a committee of the Board, as described below, or the full Board, commit us to a transaction which will or may require us to expend a sum or sums, or incur liabilities exceeding US$1 million (whether as one sum or in aggregate as part of a series of connected or related transactions).

The Board has delegated to a committee of the Board, which must consist of three board members, one of whom must be Sterling Du and one of whom must be an independent director, the power, authority and discretions of the Board with respect to (a) matters which do not involve us incurring expenditure or liabilities of more than US $5 million (whether as one sum or in aggregate as part of a series of connected or related transactions); or (b) matters which would otherwise require a resolution of the Board to be properly authorized but owing to the nature of such matters or circumstances (including but not limited to time sensitivity, the possibility of lost opportunity and the preservation of or risk of harm to our business or operations) cannot be delayed so as to be considered by the Board (the question whether a matter or circumstance is such that it may be considered by the Committee being determined by the Committee in its absolute discretion).

Board Committees

The Board has prescribed sufficiently clear terms of reference for the audit committee and compensation committee. Each of the audit committee and the compensation committee have adopted charters that describe their purpose, policies, membership, authority and responsibilities. The committees report back to the Board on their decisions or recommendations to the extent required by legal or regulatory requirements.

Communication with Shareholders

Effective Communication

We and the Board highly value the opinions of our shareholders. We communicate with our shareholders through various channels, including publication of financial results, earnings estimates, press releases and announcements of our latest developments on our corporate website.

The annual general meeting also provides an opportunity for shareholders to exchange views with the Board members.

Voting by poll

The right of shareholders to demand a poll and voting by poll at a general meeting of shareholders is described in the proxy statement for our annual general meeting of shareholders, which will be dispatched to our shareholders.

O_2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of December 31, 2004 and 2005 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Shareholders
O_2Micro International Limited

We have audited the accompanying consolidated balance sheets of O_2Micro International Limited and subsidiaries (the "Company") as of December 31, 2004 and 2005 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years ended December 31, 2003, 2004 and 2005 (expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O_2Micro International Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Taipei, Taiwan
February 17, 2006

O_2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)

	December 31	
ASSETS	**2004**	**2005**
CURRENT ASSETS		
Cash and cash equivalents	$ 56,320	$ 46,375
Restricted cash	1,887	5,605
Short-term investments	63,768	55,653
Accounts receivable, net	9,431	11,460
Inventories	11,231	15,943
Prepaid expenses and other current assets	4,491	6,665
Total current assets	147,128	141,701
LONG-TERM INVESTMENTS	11,781	16,898
LAND, PROPERTY AND EQUIPMENT, NET	10,758	23,319
RESTRICTED ASSETS	13,873	14,492
OTHER ASSETS	1,656	3,245
TOTAL	$ 185,196	$ 199,655
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes and accounts payable	$ 3,635	$ 5,760
Income tax payable	3,751	3,907
Accrued expenses and other current liabilities	7,029	14,092
Total current liabilities	14,415	23,759
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preference shares at $0.00002 par value per share Authorized - 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share Authorized - 4,750,000,000 shares Issued - 1,959,403,100 shares and 1,967,824,350 shares as of December 31, 2004 and 2005, respectively	39	39
Treasury stock - 0 and 15,030,000 shares as of December 31, 2004 and 2005, respectively	-	(3,296)
Additional paid-in capital	139,581	141,532
Accumulated other comprehensive loss	(110)	(1,118)
Retained earnings	31,271	38,739
Total shareholders' equity	170,781	175,896
TOTAL	$ 185,196	$ 199,655

The accompanying notes are an integral part of the consolidated financial statements.

O_2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31		
	2003	2004	2005
NET SALES	$ 88,599	$ 92,196	$ 105,552
COST OF SALES	38,314	37,403	40,741
GROSS PROFIT	50,285	54,793	64,811
OPERATING EXPENSES			
Research and development	19,219	20,260	25,421
Selling, general and administrative	13,522	16,348	20,279
Patent litigation	3,954	5,334	10,174
Total operating expenses	36,695	41,942	55,874
INCOME FROM OPERATIONS	13,590	12,851	8,937
NON-OPERATING INCOME (EXPENSES)			
Interest income	1,283	1,455	2,824
Impairment loss on long-term investments	(17)	-	-
Gain on sale of long-term investments	-	340	-
Foreign exchange gain (loss), net	287	648	(443)
Hong Kong Stock Exchange listing expenses	-	-	(2,460)
Other, net	(116)	262	323
Total non-operating income	1,437	2,705	244
INCOME BEFORE INCOME TAX	15,027	15,556	9,181
INCOME TAX EXPENSE	1,826	1,472	1,034
NET INCOME	13,201	14,084	8,147
OTHER COMPREHENSIVE INCOME (LOSS)			
Translation adjustments on subsidiaries	(90)	714	(238)
Unrealized gain (loss) on available-for-sale securities	261	(303)	(770)
Total other comprehensive income (loss)	171	411	(1,008)
COMPREHENSIVE INCOME	$ 13,372	$ 14,495	$ 7,139
EARNINGS PER SHARE:			
Basic	$ 0.0069	$ 0.0072	$ 0.0042
Diluted	$ 0.0066	$ 0.0070	$ 0.0041

(Continued)

	Years Ended December 31		
	2003	2004	2005
SHARES USED IN EARNINGS PER SHARE CALCULATION:			
Basic (in thousands)	1,918,700	1,957,800	1,961,168
Diluted (in thousands)	1,986,800	2,005,100	1,997,459

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Ordinary Shares		Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)				
	Shares	Amount	Ordinary Shares	Stock Options	Total	Treasury Stock	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Total	Retained Earnings	Total Shareholders' Equity
BALANCE, JANUARY 1, 2003	1,942,854,700	$ 39	$ 131,793	$ 1,223	$ 133,016	$ (6,823)	$ (112)	$ (580)	$ (692)	$ 9,608	$ 135,148
Issuance of:											
Shares issued for exercise of stock options	43,199,350	1	6,135	(503)	5,632	-	-	-	-	-	5,633
Shares issued for 1999 Purchase Plan	5,486,750	-	942	-	942	-	-	-	-	-	942
Cancellation of stock options	-	-	-	(23)	(23)	-	-	-	-	-	(23)
Acquisition of treasury stock - 3,875,000 shares	-	-	-	-	-	(647)	-	-	-	-	(647)
Retirement of treasury stock	(39,910,000)	(1)	(2,793)	-	(2,793)	7,470	-	-	-	(4,676)	-
Options granted to nonemployees	-	-	-	302	302	-	-	-	-	-	302
Net income for 2003	-	-	-	-	-	-	-	-	-	13,201	13,201
Translation adjustments on subsidiaries	-	-	-	-	-	-	-	(90)	(90)	-	(90)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	261	-	261	-	261
BALANCE, DECEMBER 31, 2003	1,951,630,800	39	136,077	999	137,076	-	149	(670)	(521)	18,133	154,727
Issuance of:											
Shares issued for exercise of stock options	7,858,350	-	1,359	(77)	1,282	-	-	-	-	-	1,282
Shares issued for 1999 Purchase Plan	5,923,950	-	1,032	-	1,032	-	-	-	-	-	1,032
Acquisition and retirement of treasury stock	(6,010,000)	-	(422)	-	(422)	-	-	-	-	(946)	(1,368)
Options granted to nonemployees	-	-	-	613	613	-	-	-	-	-	613
Net income for 2004	-	-	-	-	-	-	-	-	-	14,084	14,084
Translation adjustments on subsidiaries	-	-	-	-	-	-	-	714	714	-	714
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	(303)	-	(303)	-	(303)
BALANCE, DECEMBER 31, 2004	1,959,403,100	39	138,046	1,535	139,581	-	(154)	44	(110)	31,271	170,781
Issuance of:											
Shares issued for exercise of stock options	7,422,050	-	1,203	(18)	1,185	-	-	-	-	-	1,185
Shares issued for 1999 Purchase Plan	6,389,200	-	1,110	-	1,110	-	-	-	-	-	1,110
Acquisition of treasury stock - 20,420,000 shares	-	-	-	-	-	(4,355)	-	-	-	-	(4,355)
Retirement of treasury stock	(5,390,000)	-	(380)	-	(380)	1,059	-	-	-	(679)	-
Options granted to nonemployees	-	-	-	36	36	-	-	-	-	-	36
Net income for 2005	-	-	-	-	-	-	-	-	-	8,147	8,147
Translation adjustments on subsidiaries	-	-	-	-	-	-	-	(238)	(238)	-	(238)
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	(770)	-	(770)	-	(770)
BALANCE, DECEMBER 31, 2005	1,967,824,350	$ 39	$ 139,979	$ 1,553	$ 141,532	$ (3,296)	$ (924)	$ (194)	$ (1,118)	$ 38,739	$ 175,896

The accompanying notes are an integral part of the consolidated financial statements.

O_2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)

	Years Ended December 31		
	2003	**2004**	**2005**
OPERATING ACTIVITIES			
Net income	$ 13,201	$ 14,084	$ 8,147
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,623	2,692	3,684
Amortization of stock options granted for services	335	386	264
Gain on sale of long-term investments	-	(340)	-
Loss (gain) on sale of short-term investments	5	-	(10)
Deferred income tax assets and liabilities	386	(68)	527
Impairment loss on long-term investments	17	-	-
Loss on sale/disposal of property and equipment	68	3	18
Changes in operating assets and liabilities:			
Accounts receivable, net	(2,199)	363	(2,029)
Inventories	(2,646)	(1,618)	(4,712)
Prepaid expenses and other current assets	(474)	(1,278)	(2,721)
Notes and accounts payable	1,132	(2,699)	2,125
Income tax payable	895	899	156
Accrued expenses and other current liabilities	1,413	1,705	5,570
Net cash provided by operating activities	14,756	14,129	11,019
INVESTING ACTIVITIES			
Receivables from employees	(104)	116	-
Acquisition of:			
Land, property and equipment	(1,749)	(8,354)	(14,870)
Long-term investments	(147)	(4,861)	(5,819)
Short-term investments	(116,138)	(166,045)	(151,562)
(Increase) decrease in:			
Restricted assets	(10,044)	(1,945)	306
Restricted cash	127	5	(3,718)
Other assets	(612)	(187)	(1,750)
Proceeds from:			
Sale of short-term investments	105,146	155,021	158,132
Sale of long-term investments	-	1,020	-
Sale of property and equipment	1	2	-
Net cash used in investing activities	(23,520)	(25,228)	(19,281)
FINANCING ACTIVITIES			
Acquisition of treasury stock	(647)	(1,368)	(4,355)
Proceeds from:			
Exercise of stock options	5,633	1,282	1,185
Issuance of ordinary shares under 1999 Purchase Plan	942	1,032	1,110
Payment of principal of capital leases	(6)	-	-
Net cash provided by (used in) financing activities	5,922	946	(2,060)

(Continued)

	Years Ended December 31		
	2003	2004	2005
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$ (3)	$ (16)	$ 377
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,845)	(10,169)	(9,945)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	69,334	66,489	56,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 66,489	$ 56,320	$ 46,375
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS			
Cash paid for interest	$ 1	$ -	$ -
Cash paid for tax	$ 600	$ 641	$ 292
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Payable for acquisition of equipment	$ -	$ -	$ 1,183
Short-term investments reclassified to restricted assets	$ -	$ 1,144	$ 1,430
Convertible loans converted to long-term investments	$ 1,750	$ -	$ -
Unrealized gain (loss) on investments accounted for available-for-sale	$ 261	$ (303)	$ (770)

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

(Expressed in United States Dollars Unless Otherwise Noted)

1. GENERAL

Business

O_2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O_2Micro International Limited (the "Company") was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O_2Micro, Inc. were exchanged for the Company's ordinary shares, preference shares and stock options with identical rights and preferences. O_2Micro, Inc. became the Company's subsidiary after the share exchange.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O_2Micro Electronics, Inc. (O_2Micro-Taiwan), O_2Micro International Japan Ltd. (O_2Micro-Japan), O_2Micro Pte Limited - Singapore (O_2Micro-Singapore). O_2Micro-Taiwan is engaged in operations and O_2Micro-Japan is engaged in trading while O_2Micro-Singapore and other subsidiaries are mostly engaged in research and development. The Company also established a Taiwanese branch office, O_2Micro International Limited - Taiwan Branch (O_2Micro-Taiwan Branch) to engage in marketing and customer support related services. Due to the duplication of functions between O_2Micro-Taiwan Branch and O_2Micro-Taiwan, the Board of Directors determined to dissolve O_2Micro-Taiwan Branch on October 31, 2002. The dissolution process of O_2Micro-Taiwan Branch was not completed as of December 31, 2005.

At the extraordinary general meeting of shareholders of the Company held on November 14, 2005, the shareholders approved a public global offering of the Company's Ordinary Shares and the proposed listing of the Company's Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited ("HKSE") and various matters related to the proposed listing and offering, including the adoption of Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of the HKSE; and a 50-for-1 share split and the implementation of an American depositary share ("ADS") program with respect to the Company's Ordinary Shares quoted on The Nasdaq National Market. Following approval of these matters, the Company effected the cessation of trading of its Ordinary Shares on Nasdaq and share split of Ordinary Shares on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates will only become effective upon the listing of the Ordinary Shares on the HKSE.

On December 30, 2005, the board of directors determined to file with HKSE the listing by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sales investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of foreign government bonds, negotiated certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

Restricted Assets

The Company classifies deposits made for customs, collateral for obtaining foundry capacity, cash pledged to a bank for the issuance of letters of credit and office leases as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiated certificates of deposit and cash. Restricted assets can be released upon the resolution of litigation.

Short-term Investments

The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2005, all of the Company's investments were classified as available-for-sale securities and were recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sales securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: buildings - 35 to 49.7 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 15 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years. Depreciation expense recognized during the years ended December 31, 2003, 2004 and 2005 were approximately $2,325,000, $2,391,000 and $3,388,000, respectively.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors' selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included in the Company's inventory balance.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $795,000 in 2003, $1,108,000 in 2004 and $1,447,000 in 2005, respectively. A portion of these costs was for advertising, which amounted to $153,000 in 2003, $367,000 in 2004 and $453,000 in 2005, respectively.

Income Tax

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located.

Under current Republic of China ("ROC") tax regulations, the current year's tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

At the end of June 2005, the Board of Directors of the Company (the "BOD") approved the acceleration of the vesting of options with exercise prices greater than $17 (pre-split basis). The BOD evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to stockholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options have exercise prices in excess of current market values and are not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

Had the compensation expense for the Company's stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company's net income and net income per share for the years ended December 31, 2003, 2004 and 2005 would be the following:

	Years Ended December 31		
	2003	2004	2005
Net income as reported (in thousands)	$ 13,201	$ 14,084	$ 8,147
Add: Stock-based compensation expense included in net income, including tax expense of $0 for 2003, 2004 and 2005	-	-	-
Deduct: Stock-based compensation expense determined under SFAS No. 123 including tax expense of $0 for 2003, 2004 and 2005	(8,061)	(6,940)	(15,862)
Pro forma net income (loss)	$ 5,140	$ 7,144	$ (7,715)
Pro forma shares used in calculation - basic (in thousands)	1,918,700	1,957,800	1,961,168
Pro forma earnings (loss) per share - basic	$ 0.0027	$ 0.0036	$ (0.0039)
Earnings per share - basic as reported	$ 0.0069	$ 0.0072	$ 0.0042
Pro forma shares used in calculation - diluted (in thousands)	1,986,800	2,005,100	1,997,459
Pro forma earnings (loss) per share - diluted	$ 0.0026	$ 0.0036	$ NA
Earnings per share - diluted as reported	$ 0.0066	$ 0.0070	$ 0.0041

Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were antidilutive.

This table includes a pro forma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

In September, November and December 2005, the Company granted 1,100,000, 100,000 and 70,600,000 shares of stock options to employees with the following features:

a. Employees will be granted fully vested, immediately exercisable stock options to purchase the Company's ordinary shares.

b. The Company has the right but is not required to repurchase exercised stock options upon termination of an employee's service with the Company at the closing market price on the date of repurchase. The shares subject to repurchase are those which qualify as mature shares at the date of such employee's termination. Mature shares are those that have been held by the employee for a period of more than six months.

c. Employees are restricted from selling shares which are issued upon the exercise of stock options for a total of four years with 25% of the restriction lapsing each year.

d. There is no requisite service period or other performance criteria required by the employee to earn the stock option.

The total pro forma charge for the immediately vested options was $8,588,000 in 2005.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities' functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities - current rate on balance sheet date; shareholders' equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders' equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought out by a third party with respect to the Company's products. The terms of these indemnities may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company's products not yet purchased upon written notice.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment". SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior periods' awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on the Company's net income will include the remaining amortization of the fair value of existing options currently disclosed as a pro forma expense in Note 2 in addition to the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company's cashflows. In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections." SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from the previous period unless it is impracticable and is effective for the fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the presentation for the year ended December 31, 2005.

3. CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31	
	2004	**2005**
Time deposits	$ 19,383	$ 23,444
Savings and checking accounts	15,389	18,411
Cash management account	-	4,506
US treasury bills and corporate bonds	21,534	-
Petty cash	14	14
	$ 56,320	$ 46,375

The Company's cash management account is administered by the Bank of China to receive a fixed-rate return and as of December 31, 2005, it held foreign currency which was equivalent to $4,506,000. The cash management account came due on January 16, 2006 and the Company received $4,528,000. It reinvested this amount at 3.9% which will become due on February 21, 2006.

4. SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

(In Thousands)

	December 31 2004	December 31 2005
Time deposits	$ 23,038	$ 15,993
US treasury bills	19,967	13,909
Corporate bonds	17,014	24,642
Foreign government bonds	3,724	1,075
Others	25	34
	$ 63,768	$ 55,653

Available-for-sale securities by contractual maturity are as follows:

(In Thousands)

	December 31 2004	December 31 2005
Due within one year	$ 61,023	$ 55,592
Due after one year through two years	1,698	-
Due after two years	1,047	61
	$ 63,768	$ 55,653

The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2003 were $0 and $5,000, respectively, for the year ended December 31, 2004 were both $0, and for the year ended December 31, 2005 were $12,000 and $2,000, respectively. Gross unrealized gains and losses at December 31, 2004 were $293,000 and $182,000, respectively, and at December 31, 2005 were $55,000 and $11,000, respectively.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2005.

(In Thousands)

	December 31							
	2004		2005					
	Less Than 12 Months		Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US treasury bills	$ 20,442	$ 83	$ -	$ -	$ -	$ -	$ -	$ -
Corporate bonds	5,106	94	24,642	11	-	-	24,642	11
Foreign government bonds	1,003	5	-	-	-	-	-	-
Investment in CSMC (Note 8)	4,283	265	-	-	3,580	968	3,580	968
	$ 30,834	$ 447	$ 24,642	$ 11	$ 3,580	$ 968	$ 28,222	$ 979

5. ACCOUNTS RECEIVABLE, NET

	(In Thousands)	
	December 31	
	2004	2005
Accounts receivable	$ 9,838	$ 11,810
Allowances for		
Doubtful receivable	(90)	(34)
Sales returns and discounts	(317)	(316)
	$ 9,431	$ 11,460

The changes in the allowances are summarized as follows:

	(In Thousands)		
	Years Ended December 31		
	2003	2004	2005
Allowances for doubtful receivables			
Balance, beginning of the year	$ 64	$ 86	$ 90
Additions	22	4	-
Reversal and Write off	-	-	(56)
Balance, end of the year	$ 86	$ 90	$ 34
Allowances for sales returns and discounts			
Balance, beginning of the year	$ 314	$ 315	$ 317
Additions	663	252	587
Write off	(662)	(250)	(588)
Balance, end of the year	$ 315	$ 317	$ 316

6. INVENTORIES

	(In Thousands)	
	December 31	
	2004	2005
Finished goods	$ 2,844	$ 2,954
Work-in-process	4,336	8,401
Raw materials	4,051	4,588
	$ 11,231	$ 15,943

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	(In Thousands)	
	December 31	
	2004	2005
Prepayment to foundry providers	$ -	$ 3,000
Interest receivable	1,543	1,656
Other receivable	674	211
Prepaid expense	798	895
Value-added-tax paid	671	309
Deferred tax assets	289	10
Others	516	584
	$ 4,491	$ 6,665

8. LONG-TERM INVESTMENTS

	(In Thousands)	
	December 31	
	2004	2005
Cost method		
X-FAB Semiconductor Foundries AG (X-FAB)	$ 4,968	$ 4,968
360 Degree Web Ltd. (360 Degree Web)	1,070	1,305
GEM Services, Inc. (GEM)	500	500
Etrend Hightech Corporation (Etrend)	960	960
Asia SinoMOS Semiconductor Inc. (Sinomos)	-	5,000
Philip Ventures Enterprise Fund (PVEF)	-	585
	7,498	13,318
Available for sale securities - noncurrent		
CSMC Technologies Corporation (CSMC)	4,283	3,580
	$ 11,781	$ 16,898

The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of December 31, 2005, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 2.39% ownership of X-FAB.

On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. The Company accounts for its investment under the cost method of accounting as it cannot exercise significant influence over 360 Degree Web.

In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company's ownership was reduced to 19.8% as of December 31, 2004. In January 2005, the Company purchased 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of December 31, 2005, the Company held 19.52% of ownership to 360 Degree Web.

The Company invested in GEM's preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2005, the Company held 333,334 shares at the value of $500,000, which represented a 1.07% ownership of GEM.

The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company held 2,189,288 shares at the value of $647,000, which represents approximately 12.5% ownership of Etrend. The Company invested an additional $313,000 for Etrend's financing in March 2004. As of December 31, 2005, the Company's ownership was reduced to 11.20%.

The Company invested in Silicon Genesis Corporation (SiGen) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator "SOI", strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively. The Company held 23,946 shares of SiGen as of December 31, 2005 representing a 0.09% ownership in SiGen with a carrying value of zero.

In August 2004, the Company invested in CSMC's ordinary shares which are listed on The Stock Exchange of Hong Kong Limited. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares at a purchase price of $4,547,000, which represents approximately 2.62% ownership of CSMC. As of December 31, 2005, the Company recognized unrealized losses of $968,000. The Company evaluated the near-term prospects of CSMC in relation to the severity and duration of the impairment. Based on the evaluation and the Company's ability and intent to establish a strategic partnership with CSMC for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2005.

In January 2005, the Company purchased 5,882,353 ordinary shares of Sinomos, a privately owned foundry company, at $0.85 per share for a total amount of $5,000,000. The Company held 9.69% ownership of Sinomos as of December 31, 2005.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of SGD 1,000,000 for 20 units in the placement at SGD 50,000 per unit. The Company held 10.8% of the fund as of December 31, 2005.

9. LAND, PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31	
	2004	**2005**
Cost		
Land	$ 2,510	$ 2,510
Buildings	2,150	8,055
Equipment	13,195	19,056
Furniture and fixtures	1,054	1,229
Leasehold improvements	1,309	2,045
Transportation equipment	56	241
Prepayment for property and equipment	179	3,034
	20,453	36,170

(Continued)

	December 31	
	2004	2005
Accumulated depreciation		
Buildings	$ 39	$ 132
Equipment	8,497	11,116
Furniture and fixtures	420	586
Leasehold improvements	698	966
Transportation equipment	41	51
	9,695	12,851
	$ 10,758	$ 23,319

In view of the expansion of the Company's operations in the People's Republic of China (the "PRC"), the Company acquired buildings located in Shanghai, PRC in October 2005. The total purchase price was $7,077,000 of which $1,414,000 was paid for land use rights and the balance of $5,663,000 was paid for the building. The land use right was accounted for as other assets (see Note 10).

10. OTHER ASSETS

(In Thousands)

	December 31	
	2004	2005
Land use rights, net	$ -	$ 1,407
Deferred charges, net	789	665
Long-term notes receivable from employees	435	410
Refundable deposits	432	493
Prepayment for land use rights	-	208
Deferred income tax assets - noncurrent	-	62
	$ 1,656	$ 3,245

All land within municipal zones in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on the straight-line method over the term of the land use rights agreement which is 49.7 years.

In view of the expansion of the Company's operations in the PRC, the Company entered into a purchase contract to acquire land use rights located in Ningbo, PRC. The total contracted price was $694,000 of which $208,000 has been paid as of December 31, 2005 and such amount has been included in the prepayment for land use rights..

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2005, $18,000 had been repaid.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31	
	2004	2005
Salaries, bonus and benefits	$ 2,150	$ 3,424
Legal and audit fees	1,917	3,916
Hong Kong Stock Exchange listing expenses	-	1,970
Payable for acquisition of equipment	-	1,183
Deferred income tax liabilities	388	698
Withholding tax payable	168	223
Value-added tax payable	90	209
Commissions	126	145
Other accrued expenses	2,190	2,324
	$ 7,029	$ 14,092

12. INCOME TAX

Income before income taxes consisted of:

(In Thousands)

	Years Ended December 31		
	2003	2004	2005
Cayman Islands	$ 12,159	$ 15,496	$ 6,226
Foreign	2,868	60	2,955
	$ 15,027	$ 15,556	$ 9,181

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31		
	2003	2004	2005
Current	$ 1,440	$ 1,540	$ 507
Deferred	386	(68)	527
Income tax expense	$ 1,826	$ 1,472	$ 1,034

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

	Years Ended December 31		
	2003	2004	2005
Cayman statutory rate	0%	0%	0%
Foreign in excess of statutory rate	10.72%	7.09%	15.69%
Research and development credits	(4.39%)	(6.08%)	(9.56%)
Adjustments to prior years' taxes	0.09%	3.49%	(9.11%)
Change in valuation allowance	2.55%	4.59%	9.74%
Others	3.18%	0.37%	4.50%
Effective tax rate	12.15%	9.46%	11.26%

The deferred income tax assets and liabilities as of December 31, 2004 and 2005 consisted of the following:

(In Thousands)

	December 31	
	2004	2005
Deferred income tax assets		
Research and development credits	$ 4,443	$ 5,189
Net operating loss carryforwards	254	46
Accrued vacation	117	30
Depreciation and amortization	7	238
Others	149	121
	4,970	5,624
Valuation allowance	(4,681)	(5,552)
Total net deferred income tax assets	289	72
Deferred income tax liabilities		
Withholding tax liabilities	413	647
Unrealized foreign exchange	(64)	-
Unrealized capital allowance	39	51
Total deferred income tax liabilities	388	698
Net deferred income tax liabilities	$ (99)	$ (626)
Balance sheet caption reported in:		
Prepaid expenses and other current assets	$ 289	$ 10
Other assets	-	62
Accrued expenses and other current liabilities	388	698
	$ (99)	$ (626)

The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $772,000 and $871,000 for the years ended December 31, 2004 and 2005, respectively.

As of December 31, 2005, O_2Micro, Inc. had U.S. state net operating loss carryforwards of approximately $583,000, and federal and state research and development credit carryforwards of approximately $3,115,000 and $3,143,000, respectively. The state net operating loss carryforwards will expire in 2014 through 2015 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2025 if not utilized, while the state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California's tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

The Company reversed $375,000 of income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

On May 24, 2004, O_2Micro-Taiwan applied to the Taiwan Customs officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on the Company's tax return for the years ended December 31, 2003 and 2004. However, rectification of Customs' records usually cannot extend beyond the latest six month period reported. If the Company's rectification application for the period beyond the latest six months had been rejected, the understated cost of the imported goods reported to the Customs officials would have been deemed to be the actual cost and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. The Company determined the maximum impact on income tax would be $1,680,000 (NT$52,000,000) for O_2Micro-Taiwan. Accordingly, the Company estimated the probable outcome and accrued $658,000 (NT$22,000,000) at December 31, 2004. Subsequently, the Company has obtained confirmation from Taiwan's Ministry of Finance that it will accept rectification of the value of the imported goods prior to the latest six month period and the Company had applied for and completed the rectification to the Taiwan Customs Authority as of June 30, 2005. The accrual of $658,000 was reversed at June 30, 2005.

13. EMPLOYEE BENEFIT PLANS

Savings Plan

The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to the U.S. Internal Revenue Service statutory limits amount of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

1999 Employee Stock Purchase Plan ("1999 Purchase Plan")

In 1999, the Company's Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months' duration commencing each February 1, May 1, August 1 and November 1. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company's ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time, however, all of the employee's payroll deductions previously credited to the employee's account will be applied to the exercise of the employee's option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2004 and 2005, 5,923,950 and 6,389,200 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2005, 22,832,000 shares were available for issuance.

Stock Option Plans

In 1997, the Company's Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the "Plans"). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options ("ISO") within the meaning of Section 422 of the U.S. Internal Revenue Code, or nonstatutory stock options ("NSO"). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options may be exercised following the termination of a grantee's continuous service only to the extent provided in the award agreement. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, the Board of Directors reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2005, the number of options outstanding and exercisable were 21,408,700 and 21,408,700, respectively, under the 1997 Stock Plan, and 289,075,650 and 203,810,500 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company's stock option activity and related information is as follows:

	Available for Grant	Number of Outstanding Options	Weighted Average Exercise Price
Balance, January 1, 2003	91,593,650	202,208,500	
Additional shares authorized	75,000,000	-	
Granted	(45,665,000)	45,665,000	$ 0.2776
Exercised	-	(43,199,350)	$ 0.1304
Canceled	8,681,150	(8,681,150)	$ 0.2610
Balance, December 31, 2003	129,609,800	195,993,000	
Additional shares authorized	50,000,000	-	
Granted	(45,202,500)	45,202,500	$ 0.2708
Exercised	-	(7,808,350)	$ 0.1630
Canceled	9,732,100	(9,732,100)	$ 0.2804
Balance, December 31, 2004	144,139,400	223,655,050	
Granted	(104,990,000)	104,990,000	$ 0.2178
Exercised	-	(7,422,050)	$ 0.1596
Canceled	10,738,650	(10,738,650)	$ 0.2642
Balance, December 31, 2005	49,888,050	310,484,350	

The following table summarizes information about the stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.0006-$0.0017	2,943,750	1.40	$ 0.0008	2,943,750	$ 0.0008
$0.0036-$0.0050	50,000	2.83	$ 0.0050	50,000	$ 0.0050
$0.0100	2,316,650	3.19	$ 0.0100	2,316,650	$ 0.0100
$0.0790-$0.1175	10,411,800	4.29	$ 0.0968	10,411,800	$ 0.0968
$0.1300-$0.1948	53,907,100	6.21	$ 0.1718	43,378,950	$ 0.1711
$0.2013-$0.2994	182,514,350	8.50	$ 0.2315	120,325,400	$ 0.2250
$0.3076-$0.4836	58,340,700	7.40	$ 0.3572	45,292,650	$ 0.3656
	310,484,350	7.64	$ 0.2364	225,219,200	$ 0.2317

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the day of grant.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions in calculating the fair value of the options granted:

	Stock Options			Employee Stock Purchase Plan		
	Years Ended December 31			Years Ended December 31		
	2003	2004	2005	2003	2004	2005
Risk-free interest rate	3.34%	3.54%	4.06%	1.58%-1.80%	-	2.20%-3.96%
Expected life	5-9 years	5-7 years	5-7 years	0.51-1.53 years	-	0.26-0.51 years
Volatility	70%	65%	65%	65%	-	38%-78%
Dividend	-	-	-	-	-	-

Expected life of stock options is estimated to be one year after vesting.

The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2003, 2004 and 2005 were $0.1528, $0.1726 and $0.1338, respectively. The weighted average fair values under SFAS No. 123 for purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2003 and 2005 were $0.1080 and $0.0675, respectively. There is no purchase rights granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2004.

Ordinary Shares Reserved

As of December 31, 2005, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	310,484,350
Shares reserved for future stock option grants	49,888,050
Shares reserved for employee stock purchase plan	22,832,000
	383,204,400

14. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31		
	2003	2004	2005
Net income (in thousands)	$ 13,201	$ 14,084	$ 8,147
Weighted average thousand shares outstanding - basic	1,918,700	1,957,800	1,961,168
Effect of dilutive securities:			
Options (in thousands)	68,100	47,300	36,291
Weighted average thousand shares outstanding - diluted	1,986,800	2,005,100	1,997,459
Earnings per share - basic	$ 0.0069	$ 0.0072	$ 0.0042
Earnings per share - diluted	$ 0.0066	$ 0.0070	$ 0.0041

Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 45,832,300 shares at $0.3076 to $0.4836 as of December 31, 2003, 61,351,850 shares at $0.2994 to $0.4836 as of December 31, 2004 and 128,293,200 shares at $0.2538 to $0.4836 as of December 31, 2005.

15. COMMITMENTS

Capital Commitments

As described in note 10, the land use right purchase commitment was $486,000 as of December 31, 2005.

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2008. The Company's office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2005, minimum lease payments under all noncancelable leases were as follows:

Year	Operating Leases (In Thousands)
2006	$ 1,009
2007	204
2008	121
Total minimum lease payments	$ 1,334

16. CONTINGENCIES

The Company is involved in a variety of litigation matters involving intellectual property. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. In January 2003, the Shilin District Court in Taiwan issued a preliminary injunction prohibiting Monolithic Power Systems, Inc., or MPS, from designing, manufacturing, selling, importing or displaying certain of its products which infringe on the Company's Taiwan patents. MPS filed counterclaims for unfair competition and impairment of business reputation. The Company's litigation with MPS is ongoing. MPS has also filed a petition with the Taiwan Fair Trade Commission, or the FTC, claiming that the Company has violated the Taiwan Fair Trade Law. The Company has filed a response to this claim with the FTC, but no further action has been taken by the FTC to date.

In February 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd., or BiTEK, from making, selling, using, or importing for the purposes of making, selling and using, its BIT3105, BIT3105-P and BIT3106 "high efficiency ZVS CCFL controller" related products. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting BiTEK from designing, making, selling, displaying and importing and all other disposing acts related to its products, including, without limitation, BIT3107.

In September 2003, December 2003, February 2004, May 2004, September 2004 and March 2005, the Company was also granted similar preliminary injunctions or provisional attachments against Clevo Computer Company, Asustek Computer Inc., Silicon Motion, Inc. and Micro-Star International Co., Ltd. and Silicon Motion, Inc., Samsung Electronics Co., Ltd. and Taiwan Sumida Electronics, Inc., respectively, in the Company's patent infringement actions against these companies. As of December 31, 2005, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those and other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit with the court.

The Company has been in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company's products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted the Company's motion for summary judgment that MPS lacked evidence of damages. Trial on MPS' claim commenced in June 2005 and, in July 2005, the Company received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by the Company. In November 2005, the court entered judgment in the Company's favour on MPS' patent claims. The verdict is subject to further post-trial motions with the court to challenge the verdict and possible subsequent appeal by MPS. If MPS is able to overturn the summary judgment and/or jury verdict, then it may attempt to seek injunctive relief and legal costs.

In addition, the Company has filed patent infringement actions in the U.S. District Court in the Eastern District of Texas, the U.S. District Court in the Northern District of California and the Taiwan District Courts against various defendants. In response, several defendants have counterclaimed for antitrust violations, interference, unfair competition and trade secrets misappropriation.

While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of December 31, 2005, no provision for any litigation has been provided.

17. FINANCIAL INSTRUMENTS

Information on the Company's financial instruments is as follows:

(In Thousands)

	December 31			
	2004		2005	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Assets				
Cash and cash equivalents	$ 56,320	$ 56,320	$ 46,375	$ 46,375
Restricted cash	1,887	1,887	5,605	5,605
Short-term investments	63,768	63,768	55,653	55,653
Long-term investment in CSMC	4,283	4,283	3,580	3,580
Restricted assets	13,873	13,577	14,492	14,416

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in CSMC are based on quoted market prices.

Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments, except for investment in CSMC, are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

18. SEGMENT INFORMATION

The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company's semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

(In Thousands)

	Years Ended December 31		
	2003	2004	2005
People's Republic of China	$ 23,024	$ 55,930	$ 60,889
Korea	9,353	10,345	22,957
Taiwan	41,819	18,898	14,891
Japan	9,177	6,092	6,323
Others	5,226	931	492
	$ 88,599	$ 92,196	$ 105,552

Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

(In Thousands)

	December 31	
	2004	2005
Taiwan	$ 2,772	$ 7,795
U.S.A.	6,551	6,804
Singapore	327	274
People's Republic of China	757	8,244
Others	351	202
	$ 10,758	$ 23,319

For the year ended December 31, 2003, one customer accounted for 13.5% of net sales and the same customer accounted for 17.5% of net sales for the year ended December 31, 2004. For the year ended December 31, 2005, no customers accounted for 10% or more of net sales.

ADDITIONAL FINANCIAL INFORMATION

Five year Financial Summary

O₂MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31,				
ASSETS	**2001**	**2002**	**2003**	**2004**	**2005**
CURRENT ASSETS					
Cash and cash equivalents	$108,936	$69,334	$66,489	$ 56,320	$ 46,375
Restricted cash	1,159	2,019	1,892	1,887	5,605
Short-term investments	10,014	42,675	53,923	63,768	55,653
Accounts receivable, net	3,700	7,595	9,794	9,431	11,460
Inventories	5,361	6,967	9,613	11,231	15,943
Prepaid expenses and other current assets	1,808	2,891	3,365	4,491	6,665
Total current assets	130,978	131,481	145,076	147,128	141,701
LONG-TERM INVESTMENTS	1,250	7,735	7,865	11,781	16,898
LAND, PROPERTY AND EQUIPMENT, NET	3,213	5,611	4,880	10,758	23,319
RESTRICTED ASSETS	-	-	10,044	13,873	14,492
OTHER ASSETS	978	1,009	1,428	1,656	3,245
TOTAL	$136,419	$145,836	$169,293	$185,196	$199,655
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Notes and accounts payable	$3,570	$5,202	$6,334	$ 3,635	$ 5,760
Income tax payable	1,220	1,957	2,852	3,751	3,907
Accrued expenses and other current liabilities	3,198	3,529	5,380	7,029	14,092
Total current liabilities	7,988	10,688	14,566	14,415	23,759
OBLIGATIONS UNDER CAPITAL LEASE – NET OF CURRENT PORTION	7	-	-	-	-
COMMITMENTS AND CONTINGENCIES					
Total liabilities	7,995	10,688	14,566	14,415	23,759
SHAREHOLDERS' EQUITY					
Preference shares at $0.00002 par value per share; Authorised – 250,000,000 shares				-	-
Ordinary shares at $0.00002 par value per share; Authorized - 4,750,000,000 shares Issued - 1,906,725,550 shares, 1,942,854,700 shares, 1,951,630,800 shares, 1,959,403,100 shares and 1,967,824,350 shares as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively	38	39	39	39	39
Treasury stock	-	(6,823)	-	-	(3,296)
Additional paid-in capital	130,248	133,016	137,076	139,581	141,532
Accumulated other comprehensive loss	(741)	(692)	(521)	(110)	(1,118)
Retained earnings (Accumulated deficit)	(1,121)	9,608	18,133	31,271	38,739
Total shareholders' equity	128,424	135,148	154,727	170,781	175,896
TOTAL	$136,419	$145,836	$169,293	$185,196	$199,655

O₂MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousands of U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31,				
	2001	2002	2003	2004	2005
NET SALES	$45,819	$70,187	$88,599	$92,196	$105,552
COST OF SALES	16,465	28,143	38,314	37,403	40,741
GROSS PROFIT	29,354	42,044	50,285	54,793	64,811
OPERATING EXPENSES					
Research and development	14,320	18,935	19,219	20,260	25,421
Selling, general and administrative	9,909	11,790	13,522	16,348	20,279
Patent litigation	-	535	3,954	5,334	10,174
Stock – based compensation	166	44	-	-	-
Total operating expenses	24,395	31,304	36,695	41,942	55,874
INCOME FROM OPERATIONS	4,959	10,740	13,590	12,851	8,937
NON-OPERATING INCOME (EXPENSES)					
Interest income	1,814	1,802	1,283	1,455	2,824
Impairment loss on long-term investments	-	(483)	(17)	-	-
Gain on sale of long-term investments	-	-	-	340	-
Foreign exchange gain (loss), net	59	4	287	648	(443)
Hong Kong Stock Exchange listing expenses	-	-	-	-	(2,460)
Other, net	(46)	339	(116)	262	323
Total non-operating income	1,827	1,662	1,437	2,705	244
INCOME BEFORE INCOME TAX	6,786	12,402	15,027	15,556	9,181
INCOME TAX EXPENSE	1,152	1,673	1,826	1,472	1,034
NET INCOME	5,634	10,729	13,201	14,084	8,147
OTHER COMPREHENSIVE INCOME (LOSS)					
Translation adjustments on subsidiaries	(489)	132	(90)	714	(238)
Unrealized gain (loss) on available for-sale securities	15	(127)	261	(303)	(770)
Total other comprehensive income (loss)	(474)	5	171	411	(1,008)
COMPREHENSIVE INCOME	$5,160	$10,734	$13,372	$14,495	$ 7,139
EARNINGS PER SHARE:					
Basic	$0.0033	$0.0056	$0.0069	$0.0072	$ 0.0042
Diluted	$0.0032	$0.0054	$0.0066	$0.0070	$ 0.0041
SHARES USED IN EARNINGS PER SHARE CALCULATION:					
Basic (in thousands)	1,701,000	1,915,000	1,918,700	1,957,800	1,961,168
Diluted (in thousands)	1,778,800	1,979,550	1,986,800	2,005,100	1,997,459

Directors' remuneration and five highest paid individuals

(a) Directors

Details of compenation paid by the Company to the directors of the Company during the two year periods ended December 31, 2005 are as follows:

	Year ended December 31,	
	2004	2005
	(In Thousands)	
Fees	113	139
Salaries and other benefits	495	487
Total compensation	608	626

	Year ended December 31,	
	2004	2005
	Number of directors	Number of directors
The compenation of the directors were within the following bands:		
Nil to HK$1,000,000	5	6
HK$1,000,001 to HK$1,500,000	2	2

(b) Five highest paid individuals' compensation

Total compensation payable to these five individuals are as follows:

	Year ended December 31,	
	2004	2005
	(In Thousands)	
Salaries and other benefits	738	800
Bonus	883	796
Total compensation	1,621	1,596

None of the directors was the five highest paid individuals of the Company.

	Year ended December 31,	
	2004	2005
	Number of individuals	Number of individuals
Their compensation were within the following bands:		
HK$1,000,001 to HK$1,500,000	3	—
HK$1,500,001 to HK$2,000,000	—	4
HK$2,000,001 to HK$2,500,000	1	—
HK$4,500,001 to HK$5,000,000	—	—
HK$5,500,001 to HK$6,000,000	—	1
HK$6,000,001 to HK$6,500,000	1	—

During the two years ended December 31, 2005, no compensation were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as a compensation for loss of office as a director of any member of the Company or in connection with the management of the affairs of any members of the Company. None of the directors waived any compensation during the two years ended December 31, 2005.

Information on our subsidiaries

Below are brief particulars of all of our subsidiaries:

1. O₂Micro, Inc.

Date of incorporation:	March 29, 1995
Place of incorporation:	U.S.
Nature:	Corporation
Authorised number of shares:	17,000,000 shares of common stock 7,335,189 shares of preferred stock
Paid-up capital:	US$20,000
Scope of business:	Marketing support and design service

2. O₂Micro Electronics, Inc.

Date of incorporation:	March 22, 1999
Place of incorporation:	Taiwan
Nature:	Company limited by shares
Paid-in capital:	NT$100,000,000
Registered capital:	NT$340,000,000
Scope of business:	Operations and sales support services

3. O₂Micro International Japan Limited

Date of incorporation:	August 18, 1999
Place of incorporation:	Japan
Nature:	Corporation
Authorized capital:	JPY3,000,000
Paid-up capital:	JPY3,000,000
Scope of business:	Sales support service

4. O₂Micro Pte Ltd.

Date of incorporation:	September 3, 1999
Place of incorporation:	Singapore
Nature:	Private limited company
Authorised capital:	S$1,000,000
Paid-up capital:	S$1,000,000
Scope of business:	Design support service

5. Aotu Micro (Wuhan) Co. Ltd.[(1)]

Date of incorporation:	January 18, 2001
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	January 18, 2001 to January 18, 2016
Total investment:	US$420,000
Registered capital:	US$300,000
Scope of business:	Design support service

6. O₂Micro Romania S.R.L.

Date of incorporation:	January 19, 2001
Place of incorporation:	Romania
Nature:	Wholly foreign-owned company
Total investment:	359,056 RON
Registered capital:	19,695 RON
Scope of business:	Design support service

7. **O2Micro (Beijing) Co., Ltd.**[1]

Date of incorporation:	February 19, 2001
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	February 19, 2001 to February 18, 2021
Total investment:	US$300,000
Registered capital:	US$300,000
Scope of business:	Design support service

8. **O2Micro (China) Co., Ltd**

Date of incorporation:	April 11, 2001
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	April 11, 2001 to April 10, 2051
Total investment:	US$8,300,000
Registered capital:	US$8,300,000[2]
Scope of business:	Design support service

9. **O2Micro (Chengdu) Co., Ltd.**[1]

Date of incorporation:	July 6, 2004
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	July 6, 2004 to July 5, 2019
Total investment:	US$420,000
Registered capital:	US$300,000
Scope of business:	Design support service

10. **O2Micro Korea, Limited**

Date of incorporation:	March 3, 2003
Place of incorporation:	Korea
Nature:	Corporation
Authorized capital:	KRW200,000,000
Paid-up capital:	KRW50,000,000
Scope of business:	Sales support service

11. **Chengdu Heart 1 Technology Co., Ltd**

Date of incorporation:	January 31, 2005
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	January 31, 2005 to January 30, 2020
Total investment:	US$420,000
Registered capital:	US$300,000
Scope of business:	Design service

12. **International Asset Holding Company**

Date of incorporation:	April 16, 2004
Place of incorporation:	Cayman Islands
Nature:	Company limited by shares
Authorized capital:	US$50,000
Paid-up capital:	US$1.00
Scope of business:	Property holding

13. **Pan Pacific Holding Company**

Date of incorporation:	May 19, 2004
Place of incorporation:	Cayman Islands
Nature:	Company limited by shares
Authorized capital:	US$50,000
Paid-up capital:	US$100
Scope of business:	Investment holding

14. **OceanOne Semiconductor Limited**

Date of incorporation:	May 17, 2005
Place of incorporation:	Cayman Islands
Nature:	Company limited by shares
Authorized capital:	US$50,000
Paid-up capital:	US$1.00
Scope of business:	Investment holding

15. **OceanOne Semiconductor (Ningbo) Limited**

Date of incorporation:	August 9, 2005
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	August 9, 2005 to August 8, 2025
Total Investment:	US$57,000,000
Registered capital:	US$19,000,000(3)
Scope of business:	Testing service

16. **O2Micro International Limited, Taiwan Branch(4)**

Date of establishment:	August 20, 1997
Place of establishment:	Taipei, Taiwan
Nature:	Branch office
Scope of business:	n/a

Notes:

1. *The Company is in the process of consolidating its operations in China under O2Micro (China) Co., Ltd. O2Micro (China) Co., Ltd. has applied to the relevant regulatory authorities to approve its establishment of branches in Beijing, Chengdu and Wuhan. Once the branches are established, the Company will, in accordance with relevant regulations and procedures and subject to the receipt of relevant approvals, merge O2Micro (Beijing) Co., Ltd., Aotu Micro (Wuhan) Co., Ltd. and O2Micro (Chengdu) Co., Ltd. into the relevant branches of O2Micro (China) Co., Ltd and dissolve each of these subsidiaries. At present, the Company is unable to estimate when the consolidation of its operations in China would be completed.*
2. *In May 2005, the registered capital of O2Micro (China) Co., Ltd (formerly O2Micro (Shanghai) Co. Ltd) was increased from US$300,000 to US$8,300,000 pursuant to an amendment to its articles of association, which was approved by the applicable PRC authorities. Pursuant to the amendment, the increase in registered capital of US$8,000,000 is payable in two installments of US$4,000,000 each: the first installment by August 30, 2005, which has been fully paid within that timeframe, and the second installment by May 30, 2006. O2Micro (China) Co., Ltd. was originally registered under the name of O2Micro (Shanghai) Co., Ltd. and has been registered under its current corporate name since November 17, 2005.*
3. *The registered capital comprises 40% in cash, 40% in equipment and 20% in technology. US$6,000,000 has been paid up in cash. The remaining registered capital will be contributed by August 8, 2008.*
4. *The Taiwan Branch of the Company is currently in the process of being dissolved. The Taiwan Branch was established to engage in marketing and customer support related services. Due to the duplication of functions between the Taiwan Branch and O2Micro Electronics, Inc., the Board determined to dissolve the Taiwan Branch on October 31, 2002 and the Taiwan Branch ceased its operations on that*

date. Under Taiwanese law, completion of the dissolution process requires approval from a jurisdictional court. In general, the court will approve a dissolution after the Taiwan Tax Authorities have completed the examination of the income tax returns of the relevant company. Currently, the Taiwan Tax Authorities are examining the Taiwan Branch's income tax filings for 2001 and 2002. As of the Latest Practicable Date, the Taiwan Tax Authorities have not indicated when they expect to complete their tax examination and accordingly, the Company is not able to estimate when the dissolution process for the Taiwan Branch would be completed.